Exhibit 1

SHAW COMMUNICATIONS INC.

ANNUAL REPORT 2004

Shaw Communications Inc.
ANNUAL REPORT
August 31, 2004

SHAW COMMUNICATIONS INC.

ANNUAL REPORT

The Annual General Meeting of Shareholders will be held on January 13, 2005 at 11:00am at The Fairmont Hotel Macdonald, 10065 – 100 Street, Edmonton, Alberta T5J 0N6.

Shaw Communications Inc.
REPORT TO SHAREHOLDERS
August 31, 2004

Dear Fellow Shareholders:

Fiscal 2004 was marked by a number of significant achievements. In addition to almost tripling free cash flow1, we continued to grow our cable subscriber base, and we reached one million Internet customers in June. Our satellite division significantly improved its operating income before amortization and became free cash flow positive for the first time.

Our financial position has improved as a result of this strong performance, enabling us to reduce debt by $210.6 million and increase the quarterly dividend on the Class B Non-Voting Shares to $0.07 per share effective September 30, 2004. While reducing overall levels of capital expenditures, we started a number of capital projects to prepare for new services such as Digital Phone, which is scheduled for launch in calendar 2005.

The foundation of our success this year resulted from the continuation of a number of strategies: leveraging our network infrastructure to offer customers a wider variety of products and services; delivering quality customer service to increase penetration; implementing price/ packaging structures that provide value to both Shaw and the customer; and, generating operating efficiencies to keep our competitive edge.

CABLE AND INTERNET

Customer acquisition strategies, including several cable service introductory offers, continued to be successful in terms of both acquiring and retaining new customers during 2004. Also, same day/next day service delivers timely connections and service visits. With these programs and a focus on serving the customer, Shaw continues to grow in a cost effective manner.

Bundling our services also builds customer satisfaction and loyalty. At August 31, 2004, approximately 900,000 Shaw customers subscribed to bundled services, an increase of more than 100,000 customers over last year. Bundling improves customers’ value perception of Shaw’s services and has contributed to reducing Digital and Internet customer churn.

The Company strives to continuously improve its services to add value and differentiate Shaw’s offerings from its competitors. For example, we introduced a new interactive program guide (“IPG”) that is faster and more responsive, contains more program information to enable viewers to plan their viewing in advance and will enable on-screen ordering of Video-on-Demand (“VOD”) content. The introduction of the single tuner personal video recorder (“PVR”) and HDTV set-top is also showing early signs of success.

Shaw’s Internet service continued its impressive record of growth, achieving a 14% increase in customers in 2004. Reliable service, combined with on-going product enhancements, such as the launch of Xtreme-I, our ultra high-speed Internet service, have enabled Shaw to maintain its position as North America’s leading cable operator in terms of Internet service penetration as a percentage of basic cable customers. Shaw’s Internet product offers a wide range of services designed to fit customers’ budgets which may be purchased individually or as part of a Shaw bundle.

SATELLITE/DTH

Star Choice significantly improved its results this year, particularly in service operating income before amortization1, despite increased competition and rate increases. Growth in the DTH industry has leveled off and customer retention has become our primary focus. In line with this, Star Choice made a number of improvements in its operations including the addition of 15 new programming services and the creation of a new programming package for the French language market.

Shaw Communications Inc.
REPORT TO SHAREHOLDERS
August 31, 2004

OUTLOOK

Without question the Company is operating in a highly competitive environment. In order to prosper, we plan to further expand our service offerings through enhancements and new products, and to maintain a high level of customer care. We have already taken a number of steps in these areas.

We have announced our plans to enter the local telephone market with the launch of Digital Phone service in calendar 2005. In addition, we are upgrading our cable plant to 860 Megahertz (“MHz”) capacity to accommodate new products and services such as Digital Phone, VOD, new digital programming, higher-speed Internet and HDTV.

In Internet, we are developing new communications tools that will allow our customers to communicate in innovative ways that take full advantage of our broadband network. Star Choice has launched new attractively-priced receivers that should help stimulate the DTH market. The move to Telesat’s Anik F2 satellite provides Star Choice with the opportunity to increase its HDTV content and to add new services.

SHAW IS WELL POSITIONED FOR GROWTH

As the results of the past two years demonstrate, Shaw’s disciplined approach to capital expenditures and operating excellence have produced significant improvements in free cash flow while still supporting growth in our customer base. In addition, we have achieved impressive gains in service revenue, service operating income before amortization and net income. This growth reflects the strength of the Company’s resources, particularly its 6,500 employees whose efforts at all levels of the organization have been a key factor in achieving these outstanding results.

Our continued emphasis on putting “the customer first” and our improved financial position help drive growth and enhance value for the Company’s stakeholders. Our products and service levels can meet the competition head-on and position us to grow as a stronger company in 2005 and beyond.

[Signed]	[Signed]
JR Shaw	Jim Shaw
Executive Chair	Chief Executive Officer

[1]	See definitions under Key performance drivers in Management’s Discussion and Analysis

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

October 28, 2004

FORWARD

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

Tabular dollars are in thousands of Canadian dollars, except per share amounts or unless otherwise indicated. All per share amounts reflect common per share amounts, and are based on unrounded amounts. Percentage changes are based on rounded amounts. Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

I.     INTRODUCTION TO THE BUSINESS

A.     Company overview – core business and strategies

i)     Shaw Communications Inc.

Shaw Communications Inc. (“Shaw” or “the Company”) is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to over three million customers. It provides customers with high-quality entertainment, information and communications services, utilizing a variety of distribution technologies.

Shaw’s strategy is to maximize shareholder value through growth of free cash flow1. The key elements of this strategy include: leveraging its network infrastructure to offer customers an increasing number of products and services; delivering quality customer service to increase customer penetration; implementing price/ packaging structures that provide value to both Shaw and the customer; and generating operating efficiencies.

Shaw is organized into three business segments. The relative size of each of the segments as a percentage of consolidated service revenue in fiscal 2004 is as follows: Cable – 71.7%; DTH – 24.3% and Satellite Services – 4.0%.

ii)     Cable

Cable is comprised of Shaw’s cable television, Internet and Big Pipe operations. Shaw is the largest cable television provider in Western Canada with approximately 2.1 million cable television customers in five provinces (British Columbia, Alberta, Saskatchewan, Manitoba and northwestern Ontario), representing approximately 28% of the Canadian cable television market. Through its technologically advanced broadband network, Shaw had 1,020,938 Internet customers and 540,535 digital cable customers as at August 31, 2004. Big Pipe develops and manages Shaw’s inter-city fiber network that serves as the primary Internet backbone for Shaw’s broadband Internet customers and provides Internet and data connectivity services to large businesses and other organizations.

Shaw’s strategy is to leverage its network by providing additional services beyond traditional cable. In past years, Shaw enhanced the quality, depth and capacity of its plant and network infrastructure through significant capital investments. The plant and network is now essentially fully digital and two-way capable. This has enabled Shaw to expand its service offerings to include digital programming, Internet, Video-on-Demand (“VOD”) and HDTV. In the fall of 2003, Shaw deployed an advanced generation of cable modems based on the DOCSIS™ 2.0 specifications. This advanced generation of cable modem technology enabled Shaw to increase the capabilities and reliability of its high-speed data network by increasing the capacity and throughput in both the upstream and downstream portions of the cable plant. As a result the network has the ability to provide up to 30 megabit per second (Mbps) capacity in both directions, representing about five times the capacity of current cable modems. Over the next four years, Shaw will complete a system-wide upgrade of its network to 860 MHz from the current 550/750 MHz capacity. This investment in plant infrastructure will accommodate further growth opportunities in VOD, HDTV and High-Speed Internet, and lays the groundwork for Shaw’s next anticipated high-growth opportunity, Digital Phone.

Shaw plans to offer a primary line Digital Phone service across certain of its cable services areas. The investment includes capital costs required to offer the service utilizing PacketCable™ and DOCSIS™ specifications, including the costs associated with acquiring and operating an IP based telephone switch (“softswitch”), IP transport, network redundancy, network and customer premise equipment and back-

[1]	See definitions under Key performance drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

up powering, network status monitoring, provisioning systems, information technologies and systems integration. Based on preliminary estimates, anticipated all-in capital costs for the first 100,000 customers will be approximately $50 – $55 million and the next 100,000 customers will cost approximately $35 million. To date, the Company has invested approximately $14 million of capital in connection with Digital Phone. It has selected Bell to provide wholesale services, including interconnection to the public switched telephone network (“PSTN”) and long distance termination, in order to enable Shaw to provide residential phone service to its customers in Western Canada. The Company has also selected Siemens, a global provider of telecommunications infrastructure, equipment and software, to provide the softswitch platform (telecommunications switching infrastructure) for its initial launch. Over the next year, Shaw will continue to focus its efforts on preparing its network, customer support, billing and provisioning systems for launch in calendar 2005.

Shaw has a customer-centric strategy designed to deliver high-quality customer service, simplicity and value to its customers through various bundled service offerings. Delivering value to customers creates value for Shaw’s stakeholders through incremental penetration, operational efficiencies and reduced churn. Approximately 42% of Shaw cable customers subscribe to bundled services compared to 38% last year. Shaw has the highest penetration of Internet in North America with 48% and among the highest rates of digital penetration in Canada at 25% of basic cable customers.

Finally, Shaw creates value through operating efficiencies. In the past, Shaw has accomplished this through its “clustering” strategy, which involves geographical consolidation and re-alignment of its cable systems to take advantage of potential administrative, operating and marketing synergies that arise from larger, focused operations. Over a number of years, Shaw has acquired and divested various cable systems to complement its cable clusters. As a result, Shaw has consolidated its position as the dominant provider of cable television services in Western Canada. Last year, Shaw completed the sale of its US cable systems and this year, it acquired certain cable systems in Alberta and southern British Columbia from Monarch Cablesystems Ltd (“Monarch”).

iii)    DTH (Star Choice)

DTH (Star Choice) distributes digital video and audio programming services via DTH satellite to Canadian residences and commercial establishments. It is one of two DTH satellite operators licensed by the Canadian Radio-television and Telecommunications (“CRTC”) to deliver digital subscription video and audio programming services via satellite directly to subscribers’ homes and businesses. Star Choice began the national roll-out of its digital DTH services in October, 1997 and, at August 31, 2004, had 827,903 subscribers across Canada.

Star Choice’s customer acquisition strategy has evolved from predominantly rural households not served by cable or underserved by cable (i.e., served by cable systems that offer fewer than 80 channels) to households that have access to a full range of cable services primarily in urban areas. In early fiscal 2005, Star Choice further enhanced its service offerings. First, Star Choice is operating with additional capacity on Telesat’s Anik F2 satellite, which replaces the Anik E2R satellite. This has enabled Star Choice to offer its customers more HDTV channels and additional programming services. Second, Star Choice introduced new receivers which have provided a more economical entry point for new customers and enabled existing customers to expand Star Choice services in their homes.

Star Choice and Satellite Services share a common satellite infrastructure. The two segments distribute largely the same digital video and audio signals to different markets (residential and business), thereby allowing Shaw to derive distinct revenue streams from different customers using a common platform.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

iv)    Satellite Services

Satellite Services has three principal lines of business: (a) redistributing television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the US, referred to as satellite relay distribution undertaking (“SRDU”); (b) providing uplink and network management services for conventional and specialty broadcasters on a contract basis; and c) through Cancom Tracking Solutions, providing mobile tracking and messaging services to over 400 companies making it the largest provider of such services in the long-haul trucking industry in Canada, with approximately 28,000 vehicles using its services. The Business Television business which built and maintained satellite interactive distance learning networks was sold in March 2003.

B.     Seasonality

Although financial results of the business segments are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. For example, the Cable segment typically experiences the highest levels of subscriber growth during the first quarter as post-secondary students return to school, customers return from vacation or re-connect cable in anticipation of the new television season. Correspondingly, subscriber growth tends to be lower or negative in the third and fourth quarters as the school year ends, vacation period begins and the television season ends. Subscriber growth in the DTH business segment is also affected by vacation schedules as customers reconnect and disconnect DTH services at summer homes. Further, “snowbirds” (customers who vacation in warmer climates during the winter months) may also connect and reconnect DTH services on a seasonal basis. In addition, new subscriber activations may also be positively affected by Christmas holiday season. While subscriber activity is subject to seasonal fluctuations, it may also be affected by competition and varying amounts of promotional activity undertaken by the Company.

C.     Key performance drivers

Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

FINANCIAL MEASURES:

i)     Service revenue
Service revenue, a measurement defined by Canadian and US generally accepted accounting principles (“GAAP”), is the inflow of cash, receivables or other consideration arising from the sale of products and services. Service revenue is net of items such as trade or volume discounts and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP measures have not been presented as an alternative to net income or any other measure of performance by Canadian or US GAAP. The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

ii)     Service operating income before amortization and operating margin

Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Consolidated Statements of Income (Loss) and Retained Earnings (Deficit). In the analysis of business segments, it excludes certain income and expense items such as litigation settlements, restructurings and write-down of inventory as detailed in Note 15 to the Consolidated Financial Statements. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.

Relative increases period over period in service operating income before amortization and in operating margin are indicative of the Company’s success in delivering valued products and services to its customers in a cost-effective manner.

iii)    Free cash flow

The Company uses this as a measure of the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	2004	2003	2002

($000’s Cdn)
Cable free cash flow(1)	272,250	205,178	(349,383)
Combined satellite free cash flow(2)	6,631	(106,919)	(211,382)

Consolidated free cash flow	278,881	98,259	(560,765)

(1)	The reconciliation of free cash flow for cable is provided on page 30.

(2)	The reconciliation of free cash flow for combined satellite is provided on page 34.

Free cash flow for cable and combined satellite is calculated as service operating income before amortization, less interest, entitlements on equity instruments net of current taxes, cash taxes on net income, capital expenditures (on an accrual basis) and equipment costs (net). All of the line items used in the free cash flow calculation, with the exception of equity instruments net of current taxes, are as reported on a segmented basis in Note 15 to the Consolidated Financial Statements. Therefore, segmented capital expenditures and equipment costs (net) exclude capital expenditures in respect of the Burrard Landing Lot 2 Partnership (the “Partnership”) which is engaged in the construction of an office/ residential tower in Vancouver. The Partnership, which the Company is required to proportionately consolidate, is financed by its own credit facility, with limited recourse to the Company. Segmented service operating income before amortization, which is the starting point of the free cash flow calculation, excludes prepayments on an indefeasible right to use (“IRU”) certain specifically identified fibers and the profit from satellite services equipment, both of which are recognized as amortization line elements in the income statement. As a result, prepayments on IRUs in amounts not exceeding the cost to build those fibers and equipment profit from satellite services are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

STATISTICAL MEASURES:

i)     Subscriber counts, including penetration
The Company measures the count of its customers in Cable and DTH (Star Choice). Cable includes those customers who are on billing and are paying a fee for service. The customer count for Internet also includes scheduled installations due to the high-growth nature of this product. Cable measures

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

penetration for basic services as a percentage of homes passed and in the case of all other services, as a percentage of basic customers.

The count of Star Choice customers includes those who are on billing and are paying a fee for service and also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection.

Subscriber counts and penetration statistics measure market share and also indicate the success of bundling and pricing strategies.

ii)     Customer churn

Customer churn is calculated as the number of new customer activations less the net gain of customers during the period, divided by the average of the opening and closing customers for the applicable period of calculation. Churn provides a measure of customer satisfaction and preferences.

D.     Critical accounting policies and estimates

The Company prepared its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (“GAAP”). An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 1 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under GAAP and how they affect the amounts reported in the Consolidated Financial Statements and notes. It also describes significant accounting policies where alternatives exist. In addition, within the critical accounting policies and estimates, Canadian-US GAAP differences are identified where they exist. Refer to Note 21 to the Consolidated Financial Statements for a complete reconciliation of Canadian-US GAAP differences. Following is a discussion of the Company’s critical accounting policies:

i)     Revenue and expense recognition

Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from cable, Internet and DTH customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses.

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate units of accounting; therefore, these revenue streams are assessed as an integrated package. Subscriber connection fees and amounts charged on customer premise equipment that have no utility to the customer separate and independent of the Company providing additional subscription services, must be deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the DCT, modem and DTH equipment revenue commences once the subscriber service is activated. In the case of connection fee revenue and equipment revenue from DCTs, DTH equipment and modems, there is no specified term for which the customer will receive the related subscription revenue; therefore the Company considered its customer churn rate and other factors, such as competition from new entrants in the video and high-speed Internet markets, to arrive at a period of deferral of two years. In the case of revenue from truck tracking equipment sales, revenue is recognized over the period of the related service contract for airtime, which is generally five years.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

In conjunction with these up-front fees, the Company also incurs incremental direct costs which include, in the case of equipment revenue, the cost of the equipment and related installation costs, and in the case of connection fee revenue, certain customer acquisition costs such as selling, administrative and reconnection costs. There are two alternatives to account for these incremental direct costs. The first alternative is to expense the costs immediately. The second alternative, as permitted by primary sources of GAAP, is to defer and amortize incremental costs directly related to the upfront revenue. EIC-141, “Revenue Recognition” states that the costs incurred related to the acquisition or origination of a customer contract should be accounted for on a basis similar to the three criteria set forth in EIC-27, “Revenues and Expenditures during the Pre-operating Period.” The Company has determined that the aforementioned incremental costs identified above meet the criteria for deferral. First, the costs, such as the equipment and installation, are directly related to obtaining the equipment revenue or connection fee revenue from the new customer. Second, the costs are incremental in nature. Third, the costs are recoverable from the related revenues. Historically, the Company has determined that the excess cost of the equipment over the upfront equipment revenue is recoverable from the related revenues of the ongoing subscription revenue.

The Company has chosen to defer and amortize the related costs over the same period as the deferred revenue. This provides the best matching of the costs of the equipment and subscriber connection with the related up-front revenue and future revenue stream of subscription services. It is also consistent with the Canadian accounting standard “Financial Statement Concepts,” which recognizes that expenses that are linked to revenue-generating activities in a cause and effect relationship are normally matched with the revenue in the accounting period in which the revenue is recognized.

The cost of equipment and installation costs associated with DCTs, DTH equipment and modems exceeds the amounts received from customers on the sale of equipment; i.e., the equipment is sold to the customer at a subsidized price. The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention. Under US GAAP, the Company is required to expense this excess immediately.

The Company has limited its deferral of certain customer acquisition costs to the amount of related deferred connection fee revenue due to the non-tangible nature of these costs. Under US GAAP, subscriber connection fees are recognized as revenue when the connection is completed as it is considered a partial recovery of initial selling expenses and related administrative expenses.

Income statement classification

In connection with the adoption of EIC 141, the Company changed its income statement presentation to distinguish amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning two to five years. As a result, the amortization of deferred equipment revenue and deferred equipment cost are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company has always segregated from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment only once, at the beginning of that relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

Subscriber connection and installation costs

The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.

Deferred charges – deferred marketing costs

Shaw defers costs to launch key new services and to position itself in new markets that have been acquired. These costs are amortized over two years, the period during which these costs are estimated to provide benefit. An acceptable alternative accounting policy under Canadian GAAP, and required under US GAAP, is to expense launch costs immediately. Shaw follows the matching principle under Canadian GAAP, where expenses that are linked to revenue generating activities in a cause and effect relationship are normally matched with the revenue in the accounting period in which the revenue is recognized. Shaw incurs significant marketing costs during the first few months of the launch of new services, such as new digital tier launches. These costs are often incurred during free trial periods. The Company therefore benefits from this initial cost in future periods as customers subscribe to the new services after the trial periods. Experience indicates that it takes approximately two years for the new services to reach maturity level in terms of customer acceptance. Therefore, the costs of the launch of the new services are matched to the period in which the revenues from the new services will be recognized. No marketing costs were deferred in 2004 or 2003.

ii)     Allowance for doubtful accounts

The majority of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. The Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of subscriber accounts and collections will increase or decrease bad debt expense.

iii)    Property, plant and equipment – capitalization of direct labour and overhead

As outlined in the recommendations of the Canadian Institute of Chartered Accountants (“CICA”), the cost of property, plant and equipment includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they include the construction costs directly attributable to the acquisition, construction, development or betterment of plant through either increased service capacity or lowered associated operating costs. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Direct labour and overhead costs are capitalized in three principal areas:

1.	Corporate departments such as engineering and information technology. Engineering is primarily involved in overall planning and development of the cable/ Internet infrastructure. Labour and overhead costs directly related to this activity are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. In fiscal 2004, the information

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

technology department has devoted considerable efforts towards the development of a provisioning system for Digital Phone. Labour costs directly related to this and other projects were capitalized.

2.	Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/ Internet infrastructure. Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, projects such as new subdivision builds, decrease of node sizes, and upgrades of the plant to 860 MHz capacity.

3.	Subscriber-related activities such as installation of new drops, satellite dishes and Internet services. The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (e.g. wiring, dishes, filters, software, etc.) which enhance the service potential of the distribution system through the ability to earn future service revenues. Costs associated with service calls, collections, disconnects and reconnects that do not involve the installation of a capital asset are expensed.

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects. For example, beginning in fiscal 2002, the Company directly employed unit-based employees (“UBEs”) that were previously involved in customer installations, ongoing plant upgrades and a portion of new builds as contractors of Shaw.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, almost all labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by UBEs which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split; however, such analysis is subject to overall reasonability checks on the percentage capitalization based on known capital projects and customer growth.

iv)    Property, plant and equipment – capitalization of interest

As permitted by Canadian and US GAAP, the cost of an item of property, plant and equipment that is acquired, constructed, or developed over time may include carrying costs, such as interest, which is directly attributable to such activity. Shaw does not capitalize interest on the construction of its own assets, with the exception of the Partnership’s construction of the office/ residential tower in Vancouver. The interest is capitalized on the tower as the construction of it has taken place over a significant period of time and the interest on the Partnership construction facility is directly attributable to such activity. Capitalization of interest will cease when the tower is substantially completed and ready for occupancy. The alternative accounting policy is to expense interest on construction immediately, which would have resulted in additional interest expense of $2.3 million and $0.9 million in 2004 and 2003, respectively.

v)     Depreciation policies and useful lives

The Company depreciates the cost of property, plant and equipment over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

different way than the Company has anticipated, the Company might have to shorten the estimated life of certain property, plant and equipment which could result in higher depreciation expense in future periods or an impairment charge to write down the value of property, plant and equipment.

vi)    Asset impairment

The valuations of all long-lived assets, including deferred charges, broadcast licenses, goodwill, investments in unconsolidated entities and capital assets are subject to annual review for impairment. The Company compares the carrying value of long-lived assets to valuations using unlevered discounted cash flow analysis. A two-step process determines impairment of capital assets. The first step determines when impairment is recognized and compares the carrying value of a capital asset to the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If the carrying value exceeds this sum, a second step is performed which measures the amount of the impairment as the difference between the carrying value of the capital asset and its fair value calculated using quoted market price or discounted cash flows. Investments are compared to quoted market values (where available) or estimated net realizable value, and are reviewed to determine whether such impairment is other than temporary. An impaired asset is written down to its estimated fair market value based on the information available at that time. Considerable management judgment is necessary to estimate discounted cash flows. Assumptions used in these cash flows are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Changes in assumptions with respect to the competitive environment could result in impairment of assets.

vii)    Employment benefit plans

Shaw has a defined benefit pension plan for key senior executives. The amounts reported in the financial statements relating to the defined benefit pension plan are determined using actuarial valuations that are based on several assumptions. The valuation uses management’s assumptions for the discount rate, rate of compensation increase, and expected average remaining years of service of employees. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The Company accounts for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plan. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is usually based on the yield on long-term high-quality corporate fixed income investments and is determined at the end of every year. The discount rate was 6.25% at August 31, 2004 and 6.50% at August 31, 2003. A 1% decrease in the discount rate would increase pension expense by approximately $1 million and the accrued benefit obligation by approximately $10 million.

viii)   Future income taxes

The Company has recognized future income tax assets in respect of losses of certain of Shaw’s subsidiaries. Realization of future income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of future income tax assets based on forecasts of taxable income of future years and based on the ability to reorganize its corporate structure to accommodate use of taxable losses in future years. Assumptions used in these taxable income forecasts are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

ix)    Commitments and contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements. Contractual and other commercial obligations primarily relate to network fees and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and lease of premises in the normal course of business. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

E.     Related party transactions

All related party transactions are reviewed by Shaw’s Corporate Governance Committee, comprised of independent directors. Refer to Note 18 to the Consolidated Financial Statements for information on related party transactions.

F.     New accounting standards

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in Canadian accounting pronouncements. For a description of the changes in accounting policies, readers should refer to Note 1 to the Consolidated Financial Statements. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, and the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policy. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices. Shaw adopted the following policies in fiscal 2004:

(i)	Revenue recognition
As more fully described in Note 1 to the Consolidated Financial Statements, the Emerging Issues Committee (“EIC”) issued Abstracts 141 “Revenue Recognition” and 142 “Revenue Arrangements with Multiple Deliverables”. The effect of adopting the policy is fully described therein and a discussion of alternative acceptable accounting principles within the Abstract are described in the discussion of “critical accounting policies.” The Abstracts permit prospective application of the policies for sales transactions recognized subsequent to February 28, 2004 or retroactive application, with restatement. Shaw chose the latter to assist in the comparison of historic results.

(ii)    Stock-based compensation and other stock-based payments

The Canadian standard for stock-based compensation and other stock-based payments was amended. There are a number of transitional provisions which permit companies to adopt the amendments either prospectively or retroactively, with or without restatement. Shaw early adopted the amendment this year. No restatement of prior periods was required as a result of prospective adoption of the amended standard.

(iii)   Hedging relationships

Shaw adopted Accounting Guideline (AcG) 13, Hedging Relationships. There was no impact as a result of adopting this policy as Shaw had appropriately documented the effectiveness of its hedging relationships.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

The following polices will be adopted in future fiscal periods:

(i)	Asset retirement obligations
Effective 2005, the Company will adopt CICA issued Section 3110, “Asset Retirement Obligations”. Section 3110 is applicable to fiscal years beginning on or after January 1, 2004 and must be applied retroactively with restatement of prior periods. The application of this standard is not expected to have a significant impact on the financial position or results of operations of the Company.

(ii)    GAAP Hierarchy and General Standards of Financial Statement Presentation

In 2005, the Company will adopt the CICA issued new Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial Statement Presentation”. The effect of any change in accounting policy made on adopting this Section applies only to events and transactions occurring after the date of the change and to any outstanding related balances existing at the date of the change. The Company does not expect these recommendations to have a significant impact on its consolidated financial statements upon adoption.

(iii)   Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities.” AcG-15 applies to annual and interim periods beginning on or after November 1, 2004 and must be applied retroactively, with or without restatement of prior periods. The Company does not expect this guideline to affect its consolidated financial statements.

(iv)    Equity Instruments

In 2006, the Company will retroactively adopt the amended Canadian standard, Financial Instruments – Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own shares to be presented as liabilities, which is consistent with US standards. The policy must be adopted retroactively, with restatement. As a result, the Company’s equity linked debentures will be classified as debt instead of equity and the dividend entitlements thereon will be treated as interest expense instead of dividends. Upon adoption of the standard September 1, 2005, the financial statement items in the 2004 consolidated financial statements will be restated as follows:

Increase (decrease)
2004

($000s Cdn)
Consolidated balance sheet:
Deferred charges	19,816
Long-term debt	693,578
Future income taxes	14,758
Equity instruments	(724,923)
Deficit	(36,403)

Decrease in deficit:
Adjusted for change in accounting policy	(16,257)
Decrease in equity entitlements (net of income taxes)	(40,185)
Decrease in net income causing increase in deficit	20,039

(36,403)

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

Increase (decrease)
in net income
2004

($000s Cdn)
Consolidated statement of income:
Increase in amortization	(312)
Increase in interest	(62,302)
Increase in foreign exchange gain on unhedged long-term debt	24,559
Decrease in income tax expense	18,016

Decrease in net income	(20,039)

Decrease in earnings per share (in $):	(0.09)

Increase (decrease)
2004

($000s Cdn)
Statement of cash flows:
Operating activities	(38,343)
Financing activities	38,343

G.    Known events, trends, risks and uncertainties

The Company is subject to a number of risks and uncertainties which could have a material adverse effect on its future profitability. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The risks and uncertainties discussed below highlight the more important and relevant factors that could significantly affect the Company’s operations. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company. The principal risks include:

•	Competition and technological change, including change in regulatory risks
•	Interest rate, foreign exchange and market value risks
•	Contingencies
•	Uninsured risks of loss
•	Reliance on suppliers

i)     Competition and technological change

Shaw’s businesses currently face competition from entities utilizing other existing communications technologies and may face competition in the future from other technologies being developed or to be developed. In addition, recent regulatory and public policy trends generally favour the emergence of a more competitive environment in Canada.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

CABLE TELEVISION

Shaw’s cable television systems compete with the direct reception by antenna of unencrypted over-the-air local and regional broadcast television signals. Shaw also either currently competes or may in the future compete with other distributors of television signals, including DTH satellite services, satellite master antenna systems (“SMATV”), multipoint distribution systems (“MDS”), other competitive cable television undertakings and telephone companies offering video service using Digital Subscriber Line technology (“DSL”), all of which offer services to subscribers for a fee.

DTH delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to via broadcast, cable delivery or lower powered transmissions. DTH services presently provide more channels than some of Shaw’s cable systems and are fully digital. Two licensed operators, Star Choice (owned by Shaw) and Bell ExpressVu, are currently providing DTH services in Canada. These DTH operators have achieved rapid subscriber growth and together provide service to approximately 2.3 million Canadian households. In addition, grey and black market DTH providers (i.e., providers of US-based digital DTH programming services available in Canada without authorization from the CRTC or from the US DTH providers) also provide competitive services. Black market DTH service is not permitted under Canadian law. The Supreme Court of Canada has ruled that grey market DTH providers are violating the Radiocommunication Act (Canada), and are therefore providing an illegal service. In a recent decision, however, a Quebec court ruled that the relevant provisions of the Radiocommunication Act (Canada) violate the freedom of expression guarantees in the Canadian Charter of Rights and Freedoms but provided that the ruling would not come into effect for one year. This decision is under appeal.

MDS delivers television programming by unobstructed line-of-sight microwave transmission to subscribers equipped with special antennae. Since 1995, the CRTC has approved MDS applications of distributors competing with cable television service in given service areas. In particular, the CRTC has granted licenses to Craig Wireless International Inc. (formerly Skycable Inc.) and Image Wireless Communications Inc. to provide MDS in certain cable service areas in Manitoba, Alberta and Saskatchewan, respectively. The CRTC has also issued a license to Look Communications Inc. to operate MDS undertakings in southern and eastern Ontario and Quebec.

In recent years, the CRTC has also licensed a number of competitive cable television undertakings to operate within the authorized service areas of incumbent cable licensees. One of these competitive undertakings, Novus Entertainment Inc., operates within one of Shaw’s licensed service areas in Vancouver.

Since 1998, telephone companies have been eligible to hold full scale broadcasting distribution licenses from the CRTC. To date, five telephone companies have been granted broadcasting distribution licenses by the CRTC including Telus Corporation, in Alberta and British Columbia; SaskTel in Saskatchewan; and Manitoba Telecom Services Inc. in Manitoba.

To date, none of these competitors has had a material impact on Shaw’s overall cable television operations. However, there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations. Most of Shaw’s cable systems are concentrated in major urban markets, with the remainder in smaller clusters, linked via fiber optic distribution systems either to each other or to larger clusters. Through this strategy, Shaw maximizes the benefits of operating efficiencies, enabling it to be a low-cost service provider, which is a necessary component in strengthening its competitive position. In addition, Shaw plans to continue to deploy new technologies to increase channel capacity, to take advantage of its existing infrastructure, to expand the range and quality of its services, and to enhance its programming and communication service offerings.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

INTERNET

There are a number of different types of Internet service providers (“ISPs”) offering residential and business Internet access services that compete with the Shaw High-Speed Internet service. These include on-line service and content providers (such as AOL Canada), independent basic access service providers (both national and regional), incumbent telephone companies and wireless communications companies.

Many ISPs provide telephone dial-up Internet access services that are limited to access speeds of up to 56 kbps. Such services are provided by incumbent telephone companies and independent ISPs (mainly through the use of the telephone companies’ facilities and services).

High-speed Internet access services are principally provided through cable modem and DSL technology. High-speed services enable users to transmit and receive print, video, voice and data in digital form at significantly faster access speeds than dial-up access through a regular telephone line. Internet access services through cable modem technology are primarily provided by cable companies. The CRTC has authorized third-party ISPs to access cable companies’ facilities to deliver high-speed Internet services. DSL services are principally offered by incumbent telephone companies such as BCE Inc. and its affiliates and Telus Corporation.

The ISPs have requested access to cable companies’ facilities to use the network to deliver their services. In November 2000, the CRTC approved a monthly rate for ISP access of $21.25 per end-user for Shaw. Other connection and installation charges will also apply. Until competing ISPs have access to high-speed services pursuant to this third-party Internet access tariff, cable operators have been directed by the CRTC to provide access to their distribution systems to ISPs for resale at a 25% discount off the lowest retail rate charged by the cable operator for these services. To date, Shaw has provided resale access services to two ISPs operating in certain of Shaw’s cable systems.

In September 2003, Shaw filed an application with the CRTC requesting that it restrict certain promotions by Telus of its DSL Internet services on the grounds that Telus was pricing below cost, violating bundling rules and conferring an undue preference on itself. The request was denied by the CRTC in two decisions issued, respectively, in April 2004 and October 2004.

Although operating in a competitive environment, Shaw expects that consumer desire for Internet access services, generally, and for bandwidth-intensive applications on the Internet (including streaming video, digital downloading and interactive gaming), in particular, will lead to continued growth for high-speed Internet services, such as Shaw High-Speed Internet.

DTH

The Star Choice DTH business faces a competitive environment similar to that of cable television companies. Competitors include Bell ExpressVu (the only other licensed DTH satellite service currently operating in Canada), cable television companies, grey and black market satellite service providers and other competitors such as wireless operators, telephone companies and off-air television broadcasters.

SATELLITE SERVICES

In its Canadian SRDU business, Cancom faces competition principally from Bell ExpressVu, which received an SRDU license from the CRTC in 1999. At present, Cancom and Bell ExpressVu are the only licensed SRDU operators in Canada. Cancom also faces competition from the expansion of fiber distribution systems into territories previously served only by SRDU operators. This expansion permits delivery of distant US and Canadian conventional television stations to more remote locations without the use of satellite transmission.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

TELECOMMUNICATIONS

Through its Big Pipe subsidiaries, Shaw competes with other telecommunications carriers in providing high-speed broadband communications services (data and video transport and Internet connectivity services) to businesses, ISPs and other telecommunications providers. The telecommunications industry in Canada is highly competitive, rapidly evolving and subject to constant change. Big Pipe’s competitors include incumbent local exchange carriers (such as Telus Corporation and Bell Canada), competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant new competitors.

DIGITAL PHONE

Shaw plans to deploy a primary line, facilities-based residential telephone service using Packet CableTM, DOCSISTM and other IP-based technologies. Trials and initial deployment are anticipated in calendar 2005. The service will be marketed as Shaw Digital Phone and will be deployed in certain areas of Shaw’s cable service territories. Shaw is currently in the process of refining its business strategies with respect to its residential telephone service, including capital expenditures, pricing, timing of launch, organizational structure and other matters. There is no assurance that Shaw will be successful in developing, implementing and marketing Digital Phone in a reasonable time, or that the service will have a market.

The competitors of Shaw’s planned residential telephone service would include incumbent telephone companies, competitive local exchange carriers (such as Call-Net Enterprises Inc, through its subsidiary Sprint Canada Inc.) and non-facilities-based Voice over Internet Protocol (“VoIP”) providers (such as Primus Telecommunications Canada Inc. and Vonage Holdings Corp.). As the market for VoIP services develops, new competitors will likely emerge.

ii)     Interest rate, foreign exchange and market value risks

Shaw manages its exposure to floating interest rates and US dollar foreign exchange fluctuation through the use of interest rate and cross-currency exchange agreements or “swaps”. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by financial institutions with Standard & Poor’s (or equivalent) ratings ranging from AA- to A-1.

Shaw has the following financial exposures to risk in its day-to-day operations:

(a)	Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are:

1.	Banking facilities of Shaw as more fully described in Note 9 to the Consolidated Financial Statements.

2.	Various Canadian and US denominated senior notes and debentures with varying maturities issued in the public and private markets as more fully described in Note 9 to the Consolidated Financial Statements.

3.	Equity instruments issued in Canadian and US dollars with original terms of 5 – 99 years as more fully described in Note 11 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates, while the debentures and Canadian Originated Preferred Securities (“COPrS”) are fixed-rate obligations. Shaw utilizes its

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Shaw also uses interest rate swap transactions to fix the interest rates on a portion of its bank debt. At August 31, 2004 Shaw had “swapped out” $177.0 million of its $295.4 million Canadian floating-rate bank indebtedness by means of a Canadian interest rate swap transaction entered into with a major Canadian chartered bank. The swap fixes interest on a notional amount of bank debt of $177 million at a rate between 9.49% and 11.64% depending on debt to cash flow ratios. The effective rate at August 31, 2004 was 9.62%. One-third of the interest rate swap terminates each year commencing April 30, 2005 until fully terminated April 30, 2007. In addition, the Partnership entered into an interest rate hedge which terminated October 1, 2004. It fixed the interest rate at 5.125% plus a stamping fee on $58 million of the construction loan of which $95.1 million was drawn on August 31, 2004.

As at August 31, 2004, approximately 95% of Shaw’s consolidated long-term debt was fixed with respect to interest rates. Based on the variable rate debt outstanding and foreign exchange rate at August 31, 2004, a 1% increase in interest rates would result in an annual increase in interest expense of approximately $1.2 million. The equity instruments are also fixed with respect to interest rates, but are subject to the foreign exchange fluctuations described below.

(b)	Foreign exchange: As the Company has grown it has accessed the US capital markets for a portion of its borrowings. Since Shaw’s revenues and assets are primarily denominated in Canadian dollars, it faces significant potential foreign exchange risks in respect of the servicing of the interest and principal components of its US dollar denominated debt. In view of this, the Company’s policy with respect to US debt is that at least 70% of the amounts maturing within the next ten years be hedged to protect against exchange fluctuations, and at August 31, 2004, 95% of the maturities were hedged. The Company utilizes cross-currency interest rate transactions, where appropriate, to hedge its exposures on US dollar denominated bank and debenture indebtedness.

There is also an exchange risk present with respect to the US dollar denominated COPrS included in equity instruments which require quarterly interest payments and potential redemption in US dollars. However, because of the long period of time until mandatory redemption (42 to 93 years), it is not practical to hedge these requirements. In respect of the quarterly interest payments, Shaw has entered into a five-year extendible forward US dollar purchase contract with a major Canadian bank whereby it buys US dollars at a fixed rate on the quarterly interest payment dates to make these payments. The current agreement enables Shaw to purchase US dollars at an exchange rate of $1.4078 Cdn. until March 31, 2005. The counterparty to this agreement has the option to extend this agreement for a further five years at this rate.

In addition, some of the Company’s capital expenditures are incurred in US dollars, while basically all of its revenue is in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have a material adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures, the Company often enters into forward contracts in respect of US dollar commitments. In 2004, the Company entered into a forward contract to purchase US $18 million over the year at an exchange rate of 1.4057 Cdn. Effective October 2004, the Company entered into forward

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

contracts to purchase approximately US $45 million over a period of 11 months at an average exchange rate 1.2581 Cdn.

Further information concerning the policy and use of derivative financial instruments is contained in Note 1 to the Consolidated Financial Statements.

The following tables summarize the impact of changes in the Cdn/ US dollar exchange rate on the unhedged portion of Shaw’s US denominated debt.

				Impact on
	Change in	Change in	Change in	income
	Cdn $ vs.	principal	interest	(loss) per
	US $	amount	expense	share(1)

(In $millions Cdn except per share amounts)
Debt	$0.01	0.5	–	$0.002
	$0.03	1.6	–	$0.006
	$0.05	2.6	–	$0.009

(1)	Assumes income tax recovery of 35.5% and includes the impact of foreign exchange gain or loss, interest and dividend entitlements.

Under Canadian GAAP, equity instruments such as the COPrS and Zero Coupon Loan are classified as equity and are measured using historical values; therefore the principal amount stated in the financial statements does not change with foreign exchange rate fluctuations. Under US GAAP, equity instruments are classified as debt and are translated at the year-end rate of exchange; therefore the principal amount would fluctuate $3.4 million for each one cent change in the Canadian dollar versus the US dollar. As stated above, the equity entitlements on the COPrS are hedged and therefore do not change with foreign exchange fluctuations. Equity entitlements on the Zero Coupon Loan fluctuate less than $0.1 million per five cent change in the Canadian dollar versus the US dollar.

(c)	Market value: The Company has $44.0 million of investments of which $30.7 million represents publicly traded securities. The value of the Company’s investments is subject to market risk. To protect against future stock market volatility, Shaw has monetized its investment in Motorola, Inc. (“Motorola”) through the issuance of a Zero Coupon Loan which resulted in proceeds to Shaw based upon the then current trading values of Motorola. Upon maturity, the Zero Coupon Loan and interest payable thereon is repayable by tendering the underlying security of the Motorola shares, issuing Shaw Class B Non-Voting Shares or cash. Since the Company has the option of settling the Zero Coupon Loan by delivery of the Motorola shares, the respective foreign exchange risk and market risk on the Zero Coupon Loan and the Motorola investment are eliminated. The market value of publicly traded investments at August 31, 2004 is $73.9 million of which $33.9 million of principal and interest of $10.3 million has been monetized.

iii)    Contingencies

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although such proceedings cannot be predicted with certainty, management does not expect that the outcome of these matters will have a material adverse effect on the corporation.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

iv)    Uninsured risks of loss

Until recently, business interruption insurance covering damage or loss to one or more of the satellites that the Company uses in its DTH and Satellite Services business was unavailable. The Company is currently investigating possible levels of coverage to see what would be available at a commercially acceptable price. In the meantime however, Shaw has rights to certain limited insurance proceeds which may be received by Telesat during the first five years following launch. The Company’s transponders on Anik F1 and Anik F2 were purchased from Telesat on an unprotected, non-preemptible service level basis, and Shaw has priority access to spare transponders on each satellite in the case of interruption, although there is no assurance that such transponders would be available. In the event of satellite failure, service will only be restored as additional capacity becomes available. Restoration of satellite service on a US satellite may require repositioning or re-pointing of customers’ receiving dishes. As a result, their level of service may be diminished or they may require a larger dish. Satellite failure could cause customers to deactivate their DTH subscriptions or otherwise have a material adverse effect on business and results of operations.

Network failures caused by damage by fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events could materially hurt business, including customer relationships and operating results. The Company protects its network through a number of measures including physical security, ongoing maintenance and placement of insurance on its network equipment and data centers. The Company self-insures the plant in the cable and Internet distribution system as the cost of insurance is generally prohibitive. The risk of loss is however mitigated as most of the cable plant is located underground. In addition, it is likely that damages caused by any one incident would be limited to a localized geographic area and therefore resulting business interruption and financial damages would be limited. Further, the Company has back-up disaster recovery plans in the event of plant failure and redundant capacity with respect to certain portions of the system. In the past, it has successfully recovered from damages caused by natural disasters without significant cost or disruption of service. Although the Company has taken steps to reduce this risk, there can be no assurance that major disruptions will not occur.

v)     Reliance on suppliers

Shaw’s distribution and call center network is connected or relies on other telecommunication carriers and certain utility companies. Any of the events described in the preceding paragraph, as well as labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting these carriers or utilities could also hurt business, including customer relationships and operating results.

The Company sources its customer premise equipment and capital builds from certain key suppliers. While the Company has alternate sources for most of its purchases, the loss of a key supplier could adversely affect the Company in the short term.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

II.    SUMMARY OF QUARTERLY RESULTS

				Basic and
		Service		diluted
		operating income		earnings	Cash flow
	Service	before	Net income	(loss) per	from
Quarter	revenue	amortization(1)	(loss)	share	operations(2)

(In $000s Cdn except per share amounts)
2004
Fourth	531,821	239,212	28,882	0.08	186,311
Third	532,015	237,659	24,828	0.06	179,260
Second	513,541	224,102	17,191	0.03	163,068
First	502,372	224,962	20,008	0.04	166,131

Total	2,079,749	925,935	90,909	0.22	694,770

2003
Fourth	502,296	224,086	4,385	(0.02)	160,840
Third	505,920	205,613	(12,999)	(0.10)	139,908
Second	500,597	199,562	(19,506)	(0.13)	128,997
First	489,608	188,380	(18,744)	(0.13)	114,430

Total	1,998,421	817,641	(46,864)	(0.38)	544,175

(1)	See Key performance drivers on page 6.

(2)	Cash flow from operations is presented before changes in net non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Generally, service revenue and service operating income before amortization have grown quarter-over-quarter as a result of customer growth, rate increases and cost savings, arising from a number of restructurings and efficiency measures that the Company undertook over the past two years. The only significant exception to the consecutive growth in service revenue occurred in the fourth quarter of 2003 when results were affected by the sale of the US cable systems.

Likewise, net income (loss) has generally trended positively quarter-over-quarter as a result of a number of factors including the growth in service operating income before amortization described above, in addition to reductions of interest expense as a result of debt repayment and retirement. The exception to the aforementioned is that in 2004 and 2003, second quarter earnings declined compared to the first quarter by $2.8 million and $0.8 million, respectively. In the second quarter of 2004, the Company recorded a foreign exchange loss on unhedged long-term debt of $2.0 million compared to a gain of $4.8 million recorded in the first quarter of 2004. In 2003, the second quarter included a provision for loss on sale of the US assets of $50.0 million partly offset by a gain on redemption of SHELS of $44.2 million.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

The following factors further assist in explaining trending of the quarterly service revenue and service operating income before amortization:

Growth in customer base as follows (includes US cable systems’ subscribers to May 31, 2003):

	2004				2003

Customer	First	Second	Third	Fourth	First	Second	Third	Fourth

Basic cable	21,894	(114)	2,910	5,830	12,526	205	7,009	2,197
Digital customers(1)	15,652	15,778	16,762	24,712	16,399	14,387	8,305	5,475
Internet	48,040	35,305	19,173	23,488	42,616	41,717	25,925	18,929
DTH	(956)	6,483	12,344	1,506	19,192	17,041	8,259	4,010

(1)	The digital customer growth for 2003 and the first quarter of 2004 was restated to exclude customers with digital boxes who do not receive digital services.

Other operating costs:

•	In February 2004, the Company settled certain litigation which resulted in a $6.5 million charge against income.
•	In August 2003, the Company recorded a $12 million recovery on cable litigation and incurred a $4 million restructuring charge.
•	In May 2003, the Company wrote down DTH inventory by $4.4 million.
•	In February 2003, Star Choice incurred a $4.8 million restructuring charge.

Significant acquisitions and divestitures:

•	The acquisition of cable systems serving approximately 40,000 customers was completed effective March 31, 2004. These systems generated service revenue of approximately $3.9 million and $5.8 million in the third and fourth quarters of 2004, respectively, and service operating income before amortization of $2.1 million and $3.5 million in the third and fourth quarters, respectively.
•	The sale of the US cable systems was completed on June 30, 2003. Based on annualized results to the date of sale, the assets generated service revenue and service operating income before amortization of approximately US $45 million and US $17 million, respectively.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

III.   RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2004 CONSOLIDATED RESULTS

				Change

				2004	2003
	2004	2003	2002	%	%

(In $000’s Cdn except per share amounts)
Operations:
Service revenue	2,079,749	1,998,421	1,824,549	4.1	9.5
Service operating income before amortization(1)	925,935	817,641	630,416	13.2	29.7
Service operating margin	44.5%	40.9%	34.6%
Cash flow from operations(2)	694,770	544,175	332,109	27.7	63.9
Net income (loss)	90,909	(46,864)	(284,629)	294.0	83.5
Free cash flow (deficit)(1)	278,881	98,259	(560,765)	183.8	117.5
Balance sheet:
Total assets	7,556,904	7,710,801	8,622,061
Long-term financial liabilities (including current portion of long-term debt)	2,650,680	2,917,068	3,469,637
Per share data:
Income (loss) per share – basic and diluted(3)	$0.22	($0.38)	($1.41)
Weighted average number of participating shares
outstanding during period (000’s)	231,605	231,848	231,820
Cash dividends paid per share
Class A	0.155	0.045	0.045
Class B	0.160	0.050	0.050

(1)	See Key performance drivers on page 6.

(2)	Cash flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

(3)	After deducting after-tax entitlements on equity instruments of $40,185 or $0.17 per share (2003 – $40,193 or $0.17 per share; 2002 – $42,331 or $0.18 per share) for the year.

Highlights

•	Net income was $90.9 million for the year compared to losses of $46.9 million and $284.6 million in 2003 and 2002, respectively.
•	Earnings per share were $0.22 compared to losses of $0.38 and $1.41 in 2003 and 2002, respectively.
•	Service revenue for the year improved to $2.1 billion from $2.0 billion last year and $1.8 billion in 2002.
•	Service operating income before amortization of $925.9 was up over last year’s amount of $817.6 million and $630.4 million in 2002.
•	Consolidated free cash flow was $278.9 million compared to $98.3 million in 2003 and a deficit of $560.8 million in 2002.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

•	The Shaw customer base continued to grow with increases of 30,520 for basic cable (2003 – 18,395); 72,904 for digital (2003 – 44,235), 126,006 for Internet (2003 – 125,933) and 19,377 (2003 – 48,502) for DTH.
•	$210.6 million of debt was repaid in fiscal 2004.
•	Quarterly dividends on the Class B Non-Voting Shares increased from $0.03 per share September 30, 2003 to $0.07 per share effective September 30, 2004.
•	The Company repurchased 4,134,000 Class B Non-Voting Shares for cancellation, pursuant to a normal course issuer bid for $86.0 million ($20.80 per share) during 2004.

Revenue and operating expenses

2004 vs. 2003

Consolidated service revenue was $2.1 billion versus $2.0 billion in 2003. The improved service revenue resulted from growth in the customer base, rate increases and the acquisition of the Monarch cable systems effective March 31, 2004. Service operating income before amortization of $926.0 million increased by 13.2% over last year. Included in the results was a charge of $6.5 million on the settlement of litigation in respect of an alleged breach of contract terms. The overall increase in service operating income before amortization resulted from growth in revenue and cost savings across all divisions.

In fiscal 2003, the Company sold its US cable systems. To present a view of the continuing operations of the Company excluding the US cable systems, the annual increase in service revenue and service operating income before amortization over last year was 7.1% and 16.4%, respectively.

2003 vs. 2002

In 2003, consolidated service revenue increased by 9.5% from $1.8 billion to $2.0 billion. Excluding the US cable systems sold effective June 30, 2003, consolidated revenue improved by 10.3%. The increase was due to growth in the customer base, rate increases and sale of additional digital services, the launch of HDTV and increased VOD offerings.

Service operating income before amortization exceeded revenue growth with an increase of 29.7%. Excluding the US cable systems, the increase was 31.3%. The increase resulted from revenue growth combined with the positive impact of cost saving initiatives and restructuring in all divisions, the elimination of the Excite@Home fee in December 2001 plus the reduction of other operating items. In 2003, other operating items netted to a $1.2 million charge compared to $4.6 million in 2002. In 2003, the $1.2 million net charge was comprised of restructuring charges of $8.8 million, a $4.4 million write-down of DTH inventory less the recovery on litigation of $12.0 million. These other operating items are described in further detail in the following paragraphs. In 2002, the Company recorded a $4.6 million restructuring charge comprised of severance costs of which $4.1 million and $0.5 million was incurred in 2002 and 2003, respectively.

In April 2002 the CRTC modified certain structural separation license requirements to allow DTH and Cable to integrate accounting and other administrative functions subject to the establishment of procedures to protect confidential information. In light of this, the Satellite division developed a restructuring plan to streamline its operations and recorded a $4.8 million provision in the first quarter of 2003 to cover severance costs of approximately $4 million in respect of 400 employees and $0.8 million of exit costs to centralize certain operational functions in Calgary. As of August 2003, approximately $3.5 million of severance costs were incurred in respect of the restructuring and the remaining costs were incurred in fiscal 2004.

Further to the restructuring process implemented by the Company during the 2002 fiscal year, and consistent with its stated objectives to improve profitability and increase free cash flow, the Company

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

carried out an additional review of its activities and operations at the corporate, cable and satellite locations. The culmination of the review resulted in a restructuring plan which eliminated 350 positions. A restructuring charge of $4 million, comprised of severance costs, was recognized in 2003, of which approximately $3.5 million and $0.5 million was incurred in 2003 and 2004, respectively. During the operations review, Star Choice evaluated its inventory and distribution logistics with respect to replacement of customers’ DTH receivers and as a result, recorded a write-down of DTH inventory of $4.4 million in 2003.

Pursuant to a favourable ruling from the Supreme Court of Canada in October 2003, the authority of the CRTC to determine conditions upon which a cable company may gain access rights to public streets to construct transmission lines, including reasonable terms of payment, was upheld. As a result, in 2003 the Company reversed a $12 million litigation accrual. In management’s view, the Supreme Court of Canada ruling strongly supports Shaw’s position in respect of similar litigation commenced against the Company relating to access to a municipality’s streets for a period of ten years and therefore the accrual was no longer required.

Amortization

				Change

				2004	2003
	2004	2003	2002	%	%

(In $000s Cdn)
Amortization revenue (expense) –
Deferred IRU revenue	12,098	11,984	11,517	0.9	4.1
Deferred equipment revenue	82,711	91,863	96,499	(10.0)	(4.8)
Deferred equipment costs	(229,013)	(251,103)	(244,640)	(8.8)	2.6
Deferred charges	(7,796)	(21,125)	(22,991)	(63.1)	(8.1)
Property, plant and equipment	(403,395)	(413,381)	(409,335)	(2.4)	1.0

The 2004 and 2003 year-over-year decreases in amortization of deferred equipment revenue of 10.0% and 4.8%, respectively, are primarily the result of lower truck tracking and DTH equipment sales. This also caused the majority of the 8.8% decrease in amortization of deferred equipment costs in 2004. In 2003, amortization of deferred equipment costs increased by 2.6% primarily due to a full year’s amortization of modem costs on the purchase program introduced in June 2002 and a change in Star Choice’s promotional program on the sale of its customer premise equipment. From September 2001 to January 2003, as part of the “Simple Satellite” promotional program, Star Choice retained ownership of the DTH satellite dishes, and therefore the dishes were previously capitalized as part of property, plant and equipment as opposed to deferred equipment costs.

Amortization of deferred charges decreased by 63.1% in 2004 primarily due to marketing launch costs becoming fully amortized in the prior year and lower amortization of deferred financing costs resulting from the repayment of the Big Pipe and Cancom bank facilities.

Amortization of property, plant and equipment decreased in 2004 compared to the prior year due to the sale of the US cable systems effective June 30, 2003.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

Interest

				Change

				2004	2003
	2004	2003	2002	%	%

(In $000s Cdn)
Interest	219,472	259,702	267,323	(15.5)	(2.9)

Interest charges decreased from 2002 to 2004 as a result of reduced consolidated debt levels and lower average cost of borrowings. Debt reduction commenced in the latter portion of 2003 as Shaw generated consolidated positive free cash flow and utilized the proceeds from sale of the US cable systems in June, 2003.

Investment activity gains and losses

				Increase (decrease)
				in income

	2004	2003	2002	2004	2003

(In $000s Cdn)
Gain on sale of investments	356	1,957	2,321	(1,601)	(364)
Write-down of investments	(651)	(15,000)	(330,466)	14,349	315,466
Gain on redemption of SHELS	–	119,521	218,327	(119,521)	(98,806)
Dilution loss on issuance of stock by equity investee	–	–	(571)	–	571

Gain on sale of investments

The gains on sale of investments primarily resulted from the sale of a minority interest in a small cable company in British Columbia in 2004; sales of Cogeco Cable Inc. shares, and another minority interest in a small cable company in British Columbia in 2003; and, the sale of Terayon Communications Systems (“Terayon”) shares in 2002.

Write-down of investments

The comparative write-downs of investments are outlined in Note 5 to the Consolidated Financial Statements. As a result of a general downturn in the markets in 2002, the Company incurred significant write-downs. The most significant write-down resulted from the deterioration in the market value of GT Group Telecom (“GT”) shares and the announcement by GT in June 2002 that the company was unlikely to meet certain of its banking covenants and would seek court protection from its creditors. Pursuant to a reorganization of GT in 2003, Shaw no longer has an ownership interest in GT.

Gain on redemption of Variable Rate Equity Linked Debentures (“SHELS”)

The details of the gains on redemption of SHELS of $119.5 million and $218.3 million in 2003 and 2002, respectively, are outlined in Note 5 to the Consolidated Financial Statements.

Dilution loss on issuance of stock by investee

The dilution loss reported in 2002 arose in connection with Shaw’s investment in GT.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

Other income and expenses

				Increase (decrease)
				in income

	2004	2003	2002	2004	2003

(In $000s Cdn)
Loss on sale of satellite assets	–	(3,800)	(1,281)	3,800	(2,519)
Debt retirement costs	(2,598)	(10,634)	–	8,036	(10,634)
Foreign exchange gain (loss) on unhedged long-term debt	3,963	32,617	(1,658)	(28,654)	34,275
Loss on sale and write-down of assets	–	(124,674)	–	124,674	(124,674)
Other revenue	3,753	9,338	6,048	(5,585)	3,290

During 2003, Shaw sold its Star Choice Business Television division for $6.5 million which resulted in a $3.8 million loss. The loss of $1.3 million in the prior year relates to the sale of the uplink and SRDU business in the Caribbean.

In 2004, the Company incurred $2.6 million in debt retirement costs primarily related to the repayment of its $350 million credit facility due February 10, 2006.

In 2003, the Company redeemed US $150 million Senior secured notes of Star Choice with part of the proceeds from the sale of the US cable systems. In connection with the redemption Shaw incurred $10.6 million in costs including early redemption premiums of US $9.8 million and the purchase of outstanding Star Choice warrants for US $2.4 million. These costs were partially offset by the reversal of a mark-to-market credit related to the notes.

Shaw recorded foreign exchange gains and losses on the translation of its foreign denominated unhedged long-term debt, which included the US denominated portion of its credit facility which ranged from US $51.5 million at August 31, 2004 to $57.2 million in fiscal 2002 and, until August 2003, the Star Choice US $150 million Senior secured notes. Due to the strengthening of the Canadian dollar relative to the US dollar, the Company recorded foreign exchange gains of $4.0 million in 2004 and $32.6 million in 2003. In 2002, the Canadian dollar weakened relative to the US dollar, which resulted in a foreign exchange loss.

The loss on sale and write-down of assets of $124.7 million in 2003 was comprised of $74.7 million recorded on the Company’s sale of the US cable systems in June 2003 and a write-down of goodwill of $50 million.

Other revenue includes foreign exchange gains and losses on current monetary assets and liabilities. The year-over-year change in other revenue was a $5.6 million decrease in 2004 and a $3.3 million increase in 2003. The fluctuation was mainly due to a foreign exchange gain of $3.5 million that arose in 2003 on the settlement of US denominated vendor financing.

Income tax expense (recovery)

The income tax expense (recovery) was calculated using current statutory income tax rates of 35.5%, 38%, and 40% for the years 2004, 2003 and 2002, respectively, and was adjusted for the reconciling items identified in Note 14 to the Consolidated Financial Statements.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

Equity loss on investees

The equity losses on investees were $0.3 million, $1.9 million and $53.5 million in 2004, 2003 and 2002, respectively, and are detailed in Note 5 to the Consolidated Financial Statements. The equity loss of $53.5 million in 2002 is primarily in respect of Shaw’s previous investment in GT.

Investment in Burrard Landing Lot 2 Holdings Partnership

As described in Note 1 to the Consolidated Financial Statements, Shaw proportionately consolidates the assets and liabilities of its 38.3% interest in the Partnership. As the Shaw Tower is still under construction, all costs, including interest, have been capitalized to the cost of the building and no income or loss has been recorded by Shaw in respect of its Partnership interest. The Company anticipates that commercial construction of the building will be completed by the fall of 2004. Residential construction is expected to be completed in calendar 2005.

Net income (loss)

				Change

				2004	2003
	2004	2003	2002	%	%

(In $000s Cdn except per share amounts)
Net income (loss)	90,909	(46,864)	(284,629)	294.0	83.5
After-tax equity entitlements	(40,185)	(40,193)	(42,331)	–	5.1

Net income (loss) used for earning (loss) per share calculation	50,724	(87,057)	(326,960)	158.3	73.4
Divided by weighted average number of participating shares outstanding during period (000’s)	231,605	231,848	231,820	(0.1)	–
Income (loss) per share – basic and diluted	$0.22	($0.38)	($1.41)	157.9	73.1

The percentage improvements in earnings (loss) per share in 2004 and 2003 are less than the respective percentage improvements in earnings because the per share calculation is affected by the deduction of after-tax entitlements on equity instruments as illustrated in the above table. Net income was $90.9 million in 2004 compared to net losses of $46.9 million and $284.6 in 2003 and 2002, respectively. The year-over year improvements are summarized as follows:

	2004	2003

(In $millions Cdn)
Increased service operating income before amortization	108.3	187.2
Decreased (increased) amortization of deferred net equipment cost and IRU revenue	13.0	(10.6)
Decreased (increased) amortization of deferred charges and property, plant and equipment	23.3	(2.2)
Decreased interest expense	40.2	7.6
Change in other net costs and revenue(1)	(4.5)	116.6
Increased income taxes	(44.2)	(112.4)
Decreased equity loss on investees	1.7	51.6

	137.8	237.8

(1)	Other net costs and revenue includes gain on sale of investments, write-down of investments, gain on redemption of SHELS, loss on sale of satellite assets, debt restructuring costs, foreign exchange gain (loss) on unhedged long-term debt, provision for loss on sale and write-down of assets and other revenue as detailed in the Consolidated Statements of Income (Loss) and Retained Earnings (Deficit). The positive change of $116.6 million in other net costs and revenue in 2003 was due to the write-down of investments in 2002.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

SEGMENTED OPERATIONS REVIEW

Additional information concerning operating segments is presented in Note 15 to the Consolidated Financial Statements.

CABLE

FINANCIAL HIGHLIGHTS

				Change

				2004	2003
	2004	2003	2002	%	%

($000’s Cdn)
Service revenue (third party)(1)	1,491,569	1,459,833	1,367,563	2.2	6.8

Service operating income before amortization(2)	779,579	727,458	608,916	7.2	19.5
Less:
Interest	174,988	190,002	196,120	(7.9)	(3.1)
Entitlements on equity instruments, net of current taxes	40,185	40,193	42,331	–	(5.1)
Cash taxes on net income	25,043	34,809	36,523	(28.1)	(4.7)

Cash flow before the following:	539,363	462,454	333,942	16.6	38.5
Capital expenditures and equipment subsidies	267,113	257,276	683,325	3.8	(62.4)

Free cash flow(2)	272,250	205,178	(349,383)	32.7	158.7

Operating margin(2)	52.3%	49.8%	44.5%	2.5	5.3

(1)	In conjunction with this year’s adoption of EIC 141, the Company separated the reporting of its ongoing service revenue from the amortization of equipment revenue. See Note 1 to the Consolidated Financial Statements in respect of the change in accounting policy. The impact of the accounting change resulted in a change in presentation of cable revenue only; service operating income before amortization and free cash flow were not impacted.

(2)	See Key performance drivers on page 6.

2004 vs. 2003

OPERATING HIGHLIGHTS

•	Cable generated free cash flow of $272.3 million for the year, which represents a 32.7% increase over 2003 free cash flow of $205.2 million.
•	Effective March 31, 2004, Shaw acquired cable systems from Monarch Cablesystems Ltd. which served approximately 40,000 customers in Banff, Canmore and the Medicine Hat region in Alberta as well as the Kimberley and Hope area in British Columbia.
•	Commencing in February 2004, Shaw applied rate increases of $1 to $2 per month to most of its packages. The increases generated additional monthly revenue of approximately $1.5 million when they were fully implemented at the end of May 2004.

The annual increase in cable service revenue over last year was 2.2%. The year-over-year increase, after adjusting 2003 results to exclude the US cable systems sold in 2003, was 6.3%. The revenue growth is

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

the result of increased customer base, rate increases implemented in the current and prior year, and the recent Monarch systems acquisition. The Monarch systems generated service revenue of $9.7 million for the year ended August 31, 2004.

Service operating income before amortization increased by 7.2% over last year and 10.5% after taking the 2003 sale of the US systems into account. The Monarch systems generated service operating income before amortization of $5.6 million for the year. The principal reason for the balance of the increases in service operating income before amortization is revenue growth arising from a higher customer base, rate increases and reduction of costs, including decreased bandwidth costs.

The cable division has experienced increased competition with the entrance of new video competitors, such as Manitoba Tel and SaskTel in Winnipeg and Saskatoon. In addition, Telus, which operates in Shaw’s Alberta and British Columbia service areas, has also been granted a broadcasting distribution license to enter the video market in the near future. In response, Shaw is solidifying its strong customer relationships through initiatives such as same day/next day service, enhancing the attractiveness of its current products with new features (e.g. HDTV, PVR, a new interactive program guide, Xtreme-I Internet ServiceTM), launching Digital Phone and expanding its marketing efforts. This investment in marketing, customer service and product innovation may put some upward pressure on costs in the cable division in the short term. However, this activity and the “triple play” offering of voice, video and data are expected to position Shaw for growth in the near future.

2003 vs. 2002

OPERATING HIGHLIGHTS

•	Basic rate deregulation was completed in late October 2002. Effective January 2003, Shaw implemented basic rate price increases ranging from $0.16 to $2 per month per subscriber depending on the level of tiered service the customer received. This affected approximately 1.2 million basic analogue non-bundled subscribers and generated additional revenue of approximately $0.9 million per month.
•	During the second quarter, a new bundle of services was created for all three specialty service tiers. This change, which was instituted as a means of increasing the competitiveness of Shaw’s service bundles, resulted in a reduction of revenue of approximately $0.6 million per month.
•	Effective May 1, 2003 Shaw increased its monthly charge on certain packages affecting approximately 550,000 customers which generated approximately $1 million of additional revenue per month.
•	Effective June 30, 2003, Shaw increased its monthly charge on its unbundled basic and FCS bundled packages. This affected approximately 1.1 million customers and generated additional monthly revenue of approximately $2 million when it was fully implemented by August 31, 2003.
•	The US cable systems were sold effective June 30, 2003. These systems generated US $17 million of annual service operating income before amortization.

In 2003 the Cable division generated $205.2 million of free cash flow compared to negative free cash flow of $349.4 million in 2002. Cable revenue increased 6.8% over 2002. Excluding the US cable systems sold effective June 30, 2003, cable revenue increased by 7.7%. Substantially all of this increase was due to rate increases implemented during 2002 and 2003 and customer growth in basic, Internet and digital services.

Service operating income before amortization increased 19.5% over 2002. Excluding the US cable systems, service operating income before amortization increased 20.7%. The improvement materialized from the impact of rate increases, customer growth in Internet and digital services, decreases in

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

bandwidth costs, the elimination of the Excite@Home fee in December 2001 and cost savings resulting from restructuring programs.

CAPITAL EXPENDITURES AND EQUIPMENT SUBSIDIES – CABLE

				Change

				2004	2003
	2004	2003	2002	%	%

(In $000s Cdn)
Capital expenditures and equipment subsidies:
New housing development(1)	63,906	83,009	106,231	(23.0)	(21.9)
Success-based(2)	54,540	71,301	182,760	(23.5)	(61.0)
Upgrades and enhancement(3)	112,223	62,133	270,033	80.6	(77.0)
Replacement(4)	16,070	15,016	28,437	7.0	(47.2)
Buildings/ other	20,374	25,817	95,864	(21.1)	(73.1)

	267,113	257,276	683,325	3.8	(62.3)

Capital expenditure categories listed above includes:

(1)	Build out of mainline cable and the addition of drops in new subdivisions.

(2)	Capital and equipment subsidies related to the acquisition of new customers, including installation of modems, digital cable terminals (“DCTs”), filters and commercial drops for Big Pipe customers.

(3)	Upgrades to the plant from 550 MHz to 750 MHz in 2002 and 2003 and 750 MHz to 860 MHz in 2004, build out of fiber backbone to reduce use of leased circuits and costs to decrease Internet node size.

(4)	Normal replacement of aged assets such as drops, vehicles and other equipment.

2004 vs. 2003

Although total capital expenditures of $267.1 million in fiscal 2004 increased marginally from $257.3 million last year, the components of spending have changed. The increase in upgrades and enhancements of $50.1 million reflects projects undertaken this year related to 860MHz upgrades, preparation for Digital Phone and further DOCSISTM 2.0 deployment. New housing development decreased $19.1 million or 23.0% as a result of the sale of the US cable systems and better coordination of construction projects with developers. Success based spending decreased $16.8 million or 23.5% despite this year’s net increase of Internet customers of 126,006 and digital terminals of 107,879 compared to 125,933 and 57,093, respectively, last year. The decrease in spending reflects the deployment of lower cost DOCSISTM modems for Internet customers, the strengthened Canadian dollar and reduced customer churn.

2003 vs. 2002

Capital expenditures (including corporate) and equipment subsidies decreased $426.0 million or 62.3% over 2002. Upgrades and enhancements decreased $207.9 million as a result of the completion of the second Internet Data Center (“IDC”) and major cable plant upgrades in 2002. Success based spending decreased by $111.5 million as a result of reduced Internet and digital activations compared to 2002. Buildings and other decreased by $70.0 million as a result of the completion of major building projects in 2002. In 2003, Shaw predominantly used internal labour on new housing development compared to the first half of 2002 where higher cost external contractors were used extensively. As a result, and due to more efficient management of resources including selective pre-wiring and coordination of construc-

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

tion with developers, new housing development expenditures decreased by $23.2 million. Replacement expenditures decreased by $13.4 million as a result of a more focused program of managing capital spending.

The decline in capital expenditures has not impaired customer growth as evidenced by subscriber gains highlighted in the following table.

SUBSCRIBER STATISTICS

				2004		2003

					Change		Change
	2004	2003(1)	2002(1)(2)	Growth	%	Growth	%

CABLE:
Basic subscribers	2,122,488	2,091,968	2,073,033	30,520	1.5	18,935	0.9
Penetration as a % of homes passed	67.2%	68.1%	69.0%
Digital customers(3)	540,535	467,631	423,396	72,904	15.6	44,235	10.4
Digital deployment (“DCTs”)	640,975	533,096	476,003	107,879	20.2	57,093	12.0

INTERNET:
Connected and scheduled installations	1,020,938	894,932	768,999	126,006	14.1	125,933	16.4
Penetration as % of basic	48.1%	42.8%	37.1%
Stand-alone Internet not included in basic cable	114,767	103,894	91,420	10,873	10.5	12,474	13.6

(1)	August 31, 2003 and 2002 statistics are restated for comparative purposes to adjust subscribers as if the 2004 cable system acquisitions had occurred on that date.

(2)	August 31, 2002 statistics restated for comparative purposes to adjust subscribers as if the sale of the US Cablesystems had occurred on August 31, 2002.

(3)	August 31, 2003 digital customer count was restated to exclude customers with digital boxes who do not receive digital services.

Shaw added 30,520 basic subscribers in 2004 compared to 18,935 last year. Shaw continued its innovative service offerings such as its basic and full cable service introductory offer to standalone Internet and other potential customers. The intent of this offer is to encourage these customers to develop viewing habits that recognize the value of a monthly cable subscription and to continue as customers at the end of the promotional period. This program has been in place for over a year and has proven successful.

Digital customers increased by 72,904 in 2004 compared to 44,235 last year. During the fourth quarter of 2004, Shaw launched a marketing campaign which helped push digital customer additions. Growth has also been stimulated by recent initiatives from DTH suppliers in both the US and Canadian markets to crack-down on illegal satellite systems. In addition, the introduction of HDTV in most major centers as well as the offering of time-shifting channels and VOD have increased the attractiveness of Shaw’s digital product. Shaw has further enhanced its digital offering through the introduction of the DCT 6208 digital terminal, the first set top box to incorporate both HDTV and a PVR, as well as the launch of a new interactive program guide that provides significant improvements over the previous version.

The Internet customer base grew by approximately 126,000 in 2004, consistent with last year. Total Internet customers surpassed the one million mark in June, and stood at 1,020,938 at August 31, 2004. Internet penetration as a percentage of basic was 48.1% compared to 42.8% last year. Shaw continues to be the most successful North American cable operator in this regard. The recent addition of Xtreme-I™

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

to the Internet product line in a number of major systems has been successful. Xtreme-I™ uses DOCSIS™ technology to significantly increase download and upload speeds, which is appealing to customers who download large files or visit online gaming and “content-rich” multimedia sites.

The continued growth in Shaw’s customer base is noteworthy given that it more than offset declines in customers as a result of intensified competition from the entry of new video competitors and it occurred during periods in which Shaw implemented rate increases. To maintain growth in this highly competitive market, Shaw continues to deliver high-quality, reliable service and excellent customer care, which includes support 24/7/365.

At the end of the year, approximately 42.4% of Shaw customers subscribed to bundled services compared to 37.9% last year. The attractiveness of the bundled packages is enhanced by Shaw’s ability to offer services such as VOD, HDTV and, in the near future, Digital Phone. Shaw’s bundling strategy has proven to be an effective customer retention tool for its digital and Internet customers as shown by churn rates in the table below.

Churn(1)	2004	2003

Digital customers	15.5%	21.8%
Internet customers	17.7%	20.1%

(1)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period. See Key performance drivers page 6.

COMBINED SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

				Change

				2004	2003
	2004	2003	2002	%	%

($000s Cdn)
Service revenue (third party)(1)	588,180	538,588	456,986	9.2	17.9

Service operating income before amortization(1)(2)	152,840	91,433	26,100	67.2	250.3
Less:
Interest(3)	44,484	69,700	71,203	(36.2)	(2.1)
Cash taxes on net income	1,692	897	801	88.6	12.0

Cash flow before the following	106,664	20,836	(45,904)	411.9	145.4

Less capital expenditures and equipment subsidies:
Success-based	95,958	122,419	129,117	(21.6)	(5.2)
Transponders	–	–	14,400	–	(100.0)
Other	4,075	5,336	21,961	(23.6)	(75.7)

	100,033	127,755	165,478	(21.7)	(22.8)

Free cash flow(2)	6,631	(106,919)	(211,382)	106.2	49.4

(1)	In conjunction with this year’s adoption of EIC 141, the Company separated the reporting of its ongoing service revenue from the amortization of equipment revenue. See Note 1 to the Consolidated Financial Statements in respect of the change in accounting policy. The impact of the accounting change resulted in a

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

change in presentation of the Satellite division’s revenue and resulted in a nominal increase in the division’s service operating income before amortization and free cash flow.

(2)	See Key performance drivers on page 6.

(3)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Cancom and Star Choice.

SATELLITE (DTH and Satellite Services)

2004 vs. 2003

The Satellite division increased annual service revenue by 9.2% over 2003, and service operating income before amortization grew by 67.2%. These improvements resulted mainly from customer growth and rate increases in DTH.

This is the first year the Satellite division generated positive free cash flow ($6.6 million compared to negative $106.9 million last year). The outlook for free cash flow remains positive; however, due to one-time capital costs of approximately $10.3 million in connection with the launch of Anik F2, it is expected that the Satellite division will report negative free cash flow in the first quarter of fiscal 2005. In addition, the division will likely incur higher success-based capital expenditures during the first quarter in preparation for the Christmas season.

The improvement in free cash flow over comparative periods primarily resulted from increased service operating income before amortization in the DTH (Star Choice) segment, reduced success-based expenditures due to lower customer activations, and reduced interest expense as a result of last year’s redemption of the US $150 million senior secured notes of Star Choice and this year’s repayment of the $250 million Cancom structured note.

2003 vs. 2002

In 2003, the Satellite division was cash flow negative by $106.9 million versus $211.4 million in fiscal 2002. Most of the improvement was due to increased service operating income before amortization of $65.3 million resulting from economies of scale on a larger DTH subscriber base and rate increases. The remainder is the result of reduced spending on success-based capital, which includes the capital cost of satellite dishes and equipment subsidies related to the acquisition of customers, as a result of lower customer activations in 2003, reduced transponder commitments and completion of building projects in fiscal 2002.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

DTH (Star Choice)

FINANCIAL HIGHLIGHTS

					Change

					2004	2003
	2004	2003	2002		%	%

($000s Cdn)
Service revenue (third party)(1)	505,637	450,176	361,116		12.3	24.7

Service operating income (loss) before amortization(2)	111,150	52,814	(14,103)		110.5	474.5
Service operating margin(2)	22.0%	11.7%	(3.9%	)	10.3	15.6

(1)	In conjunction with this year’s adoption of EIC 141, the Company separated the reporting of its ongoing service revenue from the amortization of equipment revenue. See Note 1 to the Consolidated Financial Statements in respect of the change in accounting policy. The impact of the accounting change resulted in a change in presentation of DTH revenue only; service operating income (loss) before amortization was not affected.

(2)	See Key performance drivers page 6.

CUSTOMER STATISTICS

Star Choice customers	2004	2003	2002

Beginning of year	808,526	760,024	628,806
Additions	19,377	48,502	153,793
Adjustments(1)	–	–	(22,575)

End of year	827,903	808,526	760,024

Addition as % of beginning	2.4%	6.4%	24.5%

(1)	In 2002, Star Choice converted to the same billing system used by Shaw. It became evident during the billing conversion that there was an account aging problem, which resulted in a reduction of 15,000 customers. In addition, the conversion itself caused some difficulties in the customer service area resulting in the loss of approximately 8,000 customers.

	Year ended August 31,

Churn(1)	2004	2003	2002

Star Choice customers	16.8%	17.2%	14.4%

(1)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period. See Key performance drivers page 6.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

2004 vs. 2003

OPERATING HIGHLIGHTS

•	DTH added 19,377 customers in 2004 compared to 48,502 last year.
•	Service operating income before amortization at Star Choice was $111.2 million versus $52.8 million in 2003.
•	Effective February 1, 2004, the monthly fee on most programming packages increased by $3. This resulted in an increase in revenue of approximately $2 million per month when fully implemented by the end of March 2004.

Service revenue increased by 12.3% for the year as a result of rate increases and subscriber growth. The growth in service revenue combined with cost savings, including call center efficiencies and lower sales and marketing expenses, resulted in service operating income before amortization increasing by 110.5% over last year.

Although the rate of customer growth has declined in relation to last year, it is encouraging that DTH was able to grow its customer base despite the competitive challenges from the “black market” and other service providers and the monthly rate increase of $3 implemented on February 1, 2004. On an annual basis churn rates improved marginally over 2003.

The annual increase in customer retention was enhanced by improvements in customer service starting with the call center, where the percentage of abandoned calls during the fourth quarter dropped to 2.1% compared to 31.4% a year ago. Not only does this reduce churn, but long distance fees are significantly reduced as a result of lower call waiting times. In addition, customer growth is enhanced as a result of Star Choice’s simple and affordable entry offers, in which, unlike its direct competitor, there are no long-term contracts that lock customers into high-end programming packages. Star Choice’s lineup was also bolstered by the introduction of 15 new video services during the third quarter, which represent a significant value-add to customers as they are able to take advantage of more time-shifting opportunities.

2003 vs. 2002

OPERATING HIGHLIGHTS

•	Effective September 2002 Star Choice implemented a $3 per month rate increase on most of its packages and changed its programming credits such that they are spread over three to four months. Previously the customer received the entire programming credit in the first month.
•	Effective January 1, 2003, the price of most French programming packages was increased by $3.00 per month affecting approximately 100,000 customers.
•	Effective January 2003, Star Choice discontinued the “Simple Satellite” program introduced September 2001. Under the original program, customers received free installation and Star Choice retained ownership of the dish.
•	Effective April 1, 2003, Star Choice implemented a $3.00 rate increase affecting most of the programming packages that were not included in the September 2002 rate increase affecting 150,000 customers.
•	Effective June 1, 2003, Star Choice implemented a rate increase of $3.00 affecting the majority of customers, which generated revenues of approximately $1.8 million per month when fully implemented.

Subscriber growth and rate increases implemented throughout the period grew revenue by 24.7% over the comparative year. These same factors, combined with the positive impact of cost reduction initiatives, increased annual service operating income before amortization to $52.8 million compared to

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

an operating loss before amortization of $14.1 million last year. Star Choice continued to benefit from increased economies of scale on its larger DTH subscriber base and from the synergies realized on the integration of its accounting and other administrative functions with Shaw as a result of the modified structural separation requirements issued by the CRTC in April 2002.

Customer growth was 48,502 or 6.4% compared to 153,793 (before one-time adjustments) in 2002. The decline in growth is partially reflective of the “black market”, competition from cable and a maturing growth cycle. Annual churn increased over 2002 due to transitional issues incurred during the implementation of the new billing system.

SATELLITE SERVICES

FINANCIAL HIGHLIGHTS

				Change

				2004	2003
	2004	2003	2002	%	%

(In $000s Cdn)
Service revenue (third party)(1)	82,543	88,412	95,870	(6.6)	(7.8)

Service operating income before amortization(2)	41,690	38,619	40,203	8.0	(3.9)
Service operating margin(2)	50.5%	43.7%	41.9%	6.8	1.8

(1)	In conjunction with this year’s adoption of EIC 141, the Company separated the reporting of its ongoing service revenue from the amortization of equipment revenue. See Note 1 to the Consolidated Financial Statements in respect of the change in accounting. The impact of the accounting change resulted in a change in presentation of the Satellite Services division’s revenue and resulted in a nominal increase in the division’s service operating income before amortization.

(2)	See Key performance drivers on page 6.

2004 vs. 2003

The year over year decline in service revenue of approximately $5.9 million is due to the March 2003 sale of Business Television, which had revenue of $7.2 million in 2003. Excluding the Business Television unit, service operating income before amortization increased by 10.3% mainly due to improvements in the Truck Tracking division.

2003 vs. 2002

Service revenue, consisting of Broadcast, Truck Tracking and Business Television decreased 7.8% over 2002 primarily as a result of the sale of the SRDU and uplink business in the Caribbean (“Gulfcom”) in May 2002, and the sale of the Business Television division effective March 21, 2003. Annualized service revenue and service operating income before amortization related to this business were approximately $11 million and $2 million, respectively. Service operating income before amortization decreased by 3.9% primarily as the result of the sale of Business Television and Gulfcom.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

IV.	FINANCIAL POSITION

Total assets at August 31, 2004 were $7.6 billion compared to $7.7 billion at August 31, 2003. The following discussion describes the significant changes in the Consolidated Balance Sheet since August 31, 2003.

Current assets decreased by $57.4 million due to a reduction in accounts receivable of $24.4 million, a reduction in inventory of $12.4 million and a decrease in cash and term deposits of $20.8 million. The decrease in receivables was primarily due to timing and improved collection of subscriber receivables, such as an increase in number of customers on preauthorized payment plans. The decrease in inventory was mainly due to write-off of obsolete DTH equipment.

Property, plant and equipment decreased by $123.3 million due to current year amortization being in excess of capital expenditures and amounts assigned to property, plant and equipment on business acquisitions during the year.

Deferred charges decreased by $25.6 million due to a decrease in deferred equipment costs of $27.2 million primarily as a result of lower tracking and DTH equipment sales in recent years.

Broadcast licenses increased by $57.9 million due to the acquisition of cable systems from Monarch.

Current liabilities, excluding the current portion of long-term debt, increased by $20.6 million due to increases in accounts payable and accrued liabilities of $5.7 million, income taxes payable of $3.8 million, unearned revenue of $6.7 million and bank indebtedness of $4.3 million. Accounts payable and accrued liabilities increased due to timing of bonus payments. The increase was partly offset by the settlement of litigation in the current year. Unearned revenue increased primarily due to an increase in prepayments on cable subscriber accounts. Income taxes payable increased by $3.8 million due to income tax refunds received in the current year.

Long-term debt, including current portion, decreased by $266.4 million resulting from the net repayment of Shaw Communications Inc. and Cancom debt of $210.6 million and a decrease of $74.1 million relating to the translation of the US denominated debt. This was partially offset by an increase in the Burrard Landing Lot 2 Holdings Partnership debt of $18.4 million.

The other long-term liability, which is the provision for Company’s defined benefit pension plan, increased by $7.5 million primarily due to the current year pension expense of $8.7 million.

Deferred credits increased by $48.0 million primarily from a $70.2 million increase in deferred foreign exchange gains on the translation of hedged US denominated debt and a $5.7 million prepayment on the grant of a new IRU, which was partially offset by $12.1 million in amortization of prepaid IRU rental revenue and a $15.1 million decrease in deferred equipment revenues.

Future income taxes increased by $43.0 million due to the future income tax expense of $48.0 million recorded in the current year offset by the future income tax asset of $5.4 million recorded on the purchase of cable systems from Monarch. The current year income tax expense includes a $22.9 million valuation allowance in respect of capital losses offset by provincial income tax rate reductions of $14.1 million.

Share capital increased by $25.5 million primarily due to $65.0 million on the issuance of 3,737,780 Class B Non-Voting Shares on the acquisition of Monarch cable systems offset by $39.7 million on the repurchase of 4,134,000 Class B Non-Voting Shares for cancellation. As of the date of Management’s Discussion and Analysis, there were no subsequent changes in the outstanding share capital of the Company, other than the repurchase of 383,000 Class B Non-Voting Shares for cancellation at an average price of $20.76.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

V.     CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

				Change

				2004	2003
	2004	2003	2002	%	%

(In $000s Cdn)
Cash flow from operations	694,770	544,175	332,109	27.7	63.9
Decrease (increase) in non-cash working capital balances related to operations	36,183	(5,734)	3,303	731.0	(273.6)

	730,953	538,441	335,412	35.8	60.5

Cash flow from operations increased from 2002 to 2004 due to growth in service operating income before amortization and decreased interest and current income tax expense. The net change in working capital increased in 2004 from 2003 primarily due to the repayment of a vendor financing facility of approximately $40 million in 2003.

Investing activities

				Increase (decrease)
				in cash flow

	2004	2003	2002	2004	2003

(In $000s Cdn)
Cash flow used in investing activities	(407,218)	(95,037)	(825,558)	(312,181)	730,521

In 2004, the principal use of cash was for capital expenditures and equipment subsidies of $388.8 million and $24.3 million on the purchase of the Monarch cable systems, while in 2003, the cash required to fund capital expenditures and equipment subsidies of $420.6 million was mainly offset by the proceeds on sale of the US cable systems of $257.4 million and reduction in inventory of $59.7 million.

In 2003, the cash outlay required for investing activities was $730.5 million lower than 2002 due to the proceeds received on sale of the US cable systems and a $485.9 million reduction in capital expenditures.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

Financing activities

The changes in financing activities during the year were as follows:

	2004	2003	2002

(In millions Cdn)
Repayment of $350 million credit facility	(350.0)	–	–
Repayment of $250 million Structured Note	(250.0)	–	–
Partial repayment of $300 million Senior notes	(3.2)	–	–
Issue of $350 million Senior notes	350.0	–	–
Bank loans and bank indebtedness – net borrowings (repayments)	47.0	(140.5)	(24.0)
Purchase of Class B Non-Voting Shares for cancellation	(86.0)	–	–
Dividends and equity entitlements	(75.3)	(50.6)	(53.2)
Debt retirement costs	(1.1)	(17.1)
Proceeds on prepayments of IRU	5.7	0.2
Increase in Partnership bank loans	18.4	10.4	–
Repayment of US $150 million Star Choice Senior notes		(211.0)	–
Proceeds on term loan	–	350.0	–
Repayment of Cancom credit facilities	–	(364.0)
Issue of US $300 million senior notes		–	476.8
Issuance of SHELS		–	90.5

Cash flow provided by (used in) financing activities	(344.5)	(422.6)	490.1

VI.    LIQUIDITY AND CAPITAL RESOURCES

In 2003, Shaw strengthened its financial position through the sale of non-strategic assets, including the sale of the US cable assets, and through the generation of consolidated free cash flow of $98.3 million. Shaw continued its focus on strengthening its financial position with the generation of $278.9 million of free cash flow for the year ended August 31, 2004. Shaw used its free cash flow of $278.9 million plus cash of $25.1 million, working capital and inventory reduction of $51.6 million and other cash items of $2.2 million to purchase $86.0 million of Class B Non-Voting Shares for cancellation, pay dividends on Class A and Class B Non-Voting Shares of $36.9 million, pay the cash component of the Monarch cable systems acquisition of $24.3 million and repay long-term debt of Shaw Communications Inc. and Cancom of $210.6 million.

Shaw received approval from The Toronto Stock Exchange (“TSX”) to make a normal course issuer bid to purchase its Class B Non-Voting Shares for the period November 7, 2003 to November 6, 2004. Under the bid, Shaw is authorized to acquire up to 11,000,000 Class B Non-Voting Shares, representing approximately 5% of the issued and outstanding Class B Non-Voting Shares. The purchase and cancellation of outstanding Class B Non-Voting Shares under the bid may represent an opportunity to provide capital appreciation and market stability for the benefit of Shaw’s shareholders. Pursuant to the normal course issuer bid, Shaw repurchased 4,134,000 Class B Non-Voting Shares for a total of $86.0 million.

The Company also improved its financial flexibility in 2004 through the continued reorganization of its debt. During the first quarter, Shaw issued $350 million in 7.5% Senior unsecured notes due November 20, 2013. The net proceeds (after issue and underwriting expenses) from the issuance of the notes were $343.1 million which were used to repay the $350 million credit facility due February 10, 2006. Shaw cancelled its interest rate hedge for the $350 million facility incurring costs of $1.0 million. As a result of the debt restructuring, Shaw was able to extend $350 million of its credit horizon for

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

another 8 years at a fixed rate of 7.5%. In addition, in the third quarter Shaw amended its revolving credit facility such that $910 million will be available through to April 30, 2009. Previously, the revolving facility was subject to an amortization schedule which reduced it to nil by April 30, 2007. The amended facility requires no amortization. It continues to be unsecured and ranks pari passu with the senior unsecured notes. The amendment provides Shaw with increased flexibility, longer debt horizon and underscores the significant credit support that Shaw has from its existing banking syndicate.

On December 15, 2003, Shaw repaid the $250 million Cancom Structured Note with $22 million in cash and the drawdown of its own credit facility. At August 31, 2004, Shaw had access to $859 million of available credit facilities based on existing bank covenants. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the next fiscal year. On a longer-term basis, Shaw expects to generate adequate free cash flow and to have sufficient borrowing capacity to finance foreseeable future business plans and refinance maturing debt.

Debt structure

Shaw structures its borrowings generally on a stand-alone basis. The borrowings of Shaw are unsecured. The borrowings of Videon are unsecured, but are guaranteed by the subsidiaries of Videon. The demand operating line of credit of $10 million of Cancom is secured by assets and undertakings of certain of Cancom’s subsidiaries. There are no further restrictions that prevent the remaining subsidiaries of the Company from transferring funds to Shaw. The various borrowings generally do not provide for cross-collateralization, cross-defaults between groups, or guarantees, other than the guarantee in respect of the Partnership described below and the guarantees of the Videon subsidiaries.

Shaw’s borrowings are subject to covenants which include maintaining minimum or maximum financial ratios. At August 31, 2004, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Off-balance sheet arrangement and guarantees

Guarantees
Generally it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 16 to the Consolidated Financial Statements. As disclosed thereto, Shaw believes it is remote that these agreements would require any cash payment.

Financial instruments

The Company uses various financial instruments, the fair values of which are not reflected on the balance sheet, to reduce or eliminate exposure to interest rate and currency risks. The fair values are disclosed in Note 19 to the Consolidated Financial Statements. Further information concerning policy and use of derivative financial instruments is contained in Note 1 to the Consolidated Financial Statements.

Contractual obligations

The Company also has various operating leases and purchase commitments for equipment and other network infrastructure. The amounts of estimated future payments under such arrangements are detailed in the following table.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

CONTRACTUAL OBLIGATIONS

	Payments due by period

		Within			More than
	Total	1 year	2 – 3 years	4 – 5 years	5 years

(In $000s Cdn)
Long-term debt	2,650,680	343,097	158,277	402,260	1,747,046
Operating lease obligations (maintenance of satellite transponders, lease of transmission facilities and lease of premises)	909,431	94,883	174,516	156,375	483,657
Purchase obligations	4,800	4,800	–	–	–
Other long-term obligations	18,095	1,162	2,294	3,020	11,619

	3,583,006	443,942	335,087	561,655	2,242,322

VII.   ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s Annual Information Form, can be found on SEDAR at www.sedar.com.

VIII.  CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2004

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for Shaw to predict what factors will arise or when. In addition, Shaw cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
August 31, 2004

October 28, 2004

The accompanying consolidated financial statements of Shaw Communications Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.

Shaw Communications Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its members are outside unrelated directors. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

[Signed]	[Signed]

Jim Shaw	Steve Wilson
Chief Executive Officer	Senior Vice President and
Chief Financial Officer

Shaw Communications Inc.

AUDITORS’ REPORT

To the Shareholders of

Shaw Communications Inc.

We have audited the consolidated balance sheets of Shaw Communications Inc. as at August 31, 2004 and 2003 and the consolidated statements of income (loss) and retained earnings (deficit) and cash flows for each of the years in the three year period ended August 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2004 in accordance with Canadian generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation and revenue recognition.

Calgary, Canada	[signed] Ernst & Young LLP
October 7, 2004	Chartered Accountants

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS

As at August 31

	2004	2003
[thousands of Canadian dollars]	$	$

		(Restated –
		note 1)
ASSETS [note 9]
Current
Cash	–	20,753
Accounts receivable [note 3]	119,519	143,920
Inventories [note 4]	42,973	55,364
Prepaids and other	16,975	16,783

	179,467	236,820
Investments and other assets [notes 5 and 11]	43,965	49,415
Property, plant and equipment [note 6]	2,292,340	2,415,662
Deferred charges [note 7]	267,439	293,065
Intangibles [note 8]
Broadcast licenses	4,685,582	4,627,728
Goodwill	88,111	88,111

	7,556,904	7,710,801

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 9]	4,317	–
Accounts payable and accrued liabilities [note 13]	410,037	404,303
Income taxes payable	5,563	1,725
Unearned revenue	96,095	89,359
Current portion of long-term debt [note 9]	343,097	271,520

	859,109	766,907
Long-term debt [note 9]	2,307,583	2,645,548
Other long-term liability [note 17]	16,933	9,409
Deferred credits [note 10]	898,980	850,991
Future income taxes [note 14]	982,281	939,281

	5,064,886	5,212,136

Commitments and contingencies [notes 5, 9, 16 and 17]
Shareholders’ equity
Share capital [note 11]
Class A Shares	2,490	2,491
Class B Non-Voting Shares	2,132,943	2,107,464
Equity instruments	724,923	724,923
Contributed surplus [note 11]	412	–
Deficit	(369,194)	(336,695)
Cumulative translation adjustment [note 12]	444	482

	2,492,018	2,498,665

	7,556,904	7,710,801

See accompanying notes

On behalf of the Board:

[Signed] JR Shaw Director	[Signed] Don Mazankowski Director

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

AND RETAINED EARNINGS (DEFICIT)

Years ended August 31

[thousands of Canadian dollars	2004	2003	2002
except per share amounts]	$	$	$

		(Restated –	(Restated –
		note 1)	note 1)
Service revenue [note 15]	2,079,749	1,998,421	1,824,549
Operating, general and administrative expenses	1,153,814	1,180,780	1,194,133

Service operating income before amortization [note 15]	925,935	817,641	630,416
Amortization –
Deferred IRU revenue [note 10]	12,098	11,984	11,517
Deferred equipment revenue [note 10]	82,711	91,863	96,499
Deferred equipment costs [note 7]	(229,013)	(251,103)	(244,640)
Deferred charges [note 7]	(7,796)	(21,125)	(22,991)
Property, plant and equipment	(403,395)	(413,381)	(409,335)

Operating income	380,540	235,879	61,466
Interest [notes 9, 10 and 13]	(219,472)	(259,702)	(267,323)

	161,068	(23,823)	(205,857)
Gain on sale of investments [note 5]	356	1,957	2,321
Write-down of investments [note 5]	(651)	(15,000)	(330,466)
Gain on redemption of SHELS [note 5]	–	119,521	218,327
Dilution loss on issuance of stock by equity investee [note 2]	–	–	(571)
Loss on sale of satellite assets [note 2]	–	(3,800)	(1,281)
Debt retirement costs [note 9]	(2,598)	(10,634)	–
Foreign exchange gain (loss) on unhedged long-term debt	3,963	32,617	(1,658)
Loss on sale and write-down of assets [note 8]	–	(124,674)	–
Other revenue [note 1]	3,753	9,338	6,048

Income (loss) before income taxes	165,891	(14,498)	(313,137)
Income tax expense (recovery) [note 14]	74,732	30,445	(81,995)

Income (loss) before the following	91,159	(44,943)	(231,142)
Equity loss on investees [note 5]	(250)	(1,921)	(53,487)

Net income (loss) [note 1]	90,909	(46,864)	(284,629)
Retained earnings (deficit), beginning of year as previously reported	(340,294)	(240,737)	99,452
Adjustment for change in accounting policy [note 1]	3,599	2,635	940

Retained earnings (deficit), beginning of year as restated	(336,695)	(238,102)	100,392

	(245,786)	(284,966)	(184,237)
Reduction on Class B Non-Voting Shares purchased for cancellation [note 11]	(46,313)	–	–
Dividends –
Class A and Class B Non-Voting Shares	(36,910)	(11,536)	(11,534)
Equity instruments (net of income taxes)	(40,185)	(40,193)	(42,331)

Deficit, end of year	(369,194)	(336,695)	(238,102)

Income (loss) per share [note 11]
Basic and diluted	$0.22	($0.38)	($1.41)

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31

	2004	2003	2002
[thousands of Canadian dollars]	$	$	$

		(Restated –	(Restated –
		note 1)	note 1)
OPERATING ACTIVITIES [note 20]
Cash flow from operations	694,770	544,175	332,109
Net decrease (increase) in non-cash working capital balances related to operations	36,183	(5,734)	3,303

	730,953	538,441	335,412

INVESTING ACTIVITIES
Additions to property, plant and equipment	(256,136)	(257,683)	(743,568)
Additions to equipment subsidies	(132,711)	(162,876)	(121,654)
Net reduction to inventories	7,898	59,708	15,397
Cable acquisitions [note 2]	(24,298)	(3,634)	(40,454)
Proceeds (costs) on sale of satellite assets [note 2]	–	6,461	(631)
Proceeds received on assets held for sale [note 2]	–	–	89,500
Proceeds on sale of cable systems [note 2]	–	257,435	–
Proceeds on sale of investments and other assets	9,530	22,469	18,489
Costs on redemption of SHELS	–	(2,113)	(3,134)
Acquisition of investments	(495)	(9,662)	(28,158)
Additions to deferred charges	(11,006)	(5,142)	(11,345)

	(407,218)	(95,037)	(825,558)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	4,317	(2,303)	514
Proceeds on pre-payment of IRU	5,700	235	–
Payment to terminate interest rate swaps	–	–	(9,400)
Debt retirement costs [note 9]	(1,139)	(17,134)	–
Increase in long-term debt	666,873	505,599	1,049,520
Long-term debt repayments	(859,142)	(858,510)	(588,644)
Issue of equity instruments, net of after-tax expenses	–	–	90,481
Issue of Class B Non-Voting Shares, net of after-tax expenses	133	95	792
Purchase of Class B Non-Voting Shares for cancellation	(85,968)	–	–
Dividends paid –
Class A and Class B Non-Voting Shares	(36,910)	(11,536)	(11,534)
Equity instruments, net of current taxes	(38,343)	(39,084)	(41,618)

	(344,479)	(422,638)	490,111

Effect of currency translation on cash balances and cash flows	(9)	(13)	35

Increase (decrease) in cash	(20,753)	20,753	–
Cash, beginning of the year	20,753	–	–

Cash, end of the year	–	20,753	–

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

1.      SIGNIFICANT ACCOUNTING POLICIES

Shaw Communications Inc. (the “Company”) is a public company whose shares are listed on the Toronto and New York Stock Exchanges. The Company is a diversified Canadian communications company whose core operating business is providing cable television services, high-speed Internet access and Internet infrastructure services (“Cable”); Direct-to-home (“DTH”) (Star Choice) satellite services and satellite distribution services (“Satellite”).

The consolidated financial statements are prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles (“GAAP”). The effects of differences between the application of Canadian and US GAAP on the financial statements of the Company are described in note 21.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

The accounts also include the Company’s proportionate share of the assets and liabilities of its 38.3% interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”).

Acquisitions subject to CRTC approval may be held in trust by a trustee who exercises control over the business until such time as the CRTC renders a decision on the proposed acquisition. Accordingly, such acquisitions are recorded at cost until a decision is rendered and the Company is able to exercise significant influence or control and determine the appropriate form of accounting.

Investments

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Equity method investments include GT Group Telecom Inc. (“GT”) until February 4, 2003 (at which time GT was reorganized and resulted in the disposition of the Company’s interest in GT), The Biography Channel (Canada) Corp., MSNBC Canada (Holdings) Inc. and TechTV Canada Holdings Inc. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the investees’ net income or losses after the date of investment, additional contributions made and dividends received. When net losses from an equity accounted for investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for unless the Company is committed to provide financial support to the investee. The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company’s share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Investments are written down when there is clear evidence that a decline in value that is other than temporary has occurred.

When an equity accounted for investee issues its own shares, the subsequent reduction in the Company’s proportionate interest in the investee is reflected in income as a deemed dilution gain or loss on disposition.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Revenue and expenses

(i)     Service revenue

Service revenue from cable, Internet and DTH customers includes subscriber service revenue when earned. Satellite services and telecommunications service revenue is recognized in the period in which the services are rendered to customers.

Subscriber connection fees received from customers are deferred and recognized as service revenue on a straight-line basis over two years. Direct and incremental initial selling, administrative and reconnection costs related to subscriber acquisitions in an amount not exceeding initial subscriber connection fee revenue, is deferred and recognized as an operating expense on a straight-line basis over the same two-years. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

(ii)    Deferred equipment revenue and deferred equipment cost

Revenue from sales of modems, DTH equipment and digital cable terminals (“DCTs”) is deferred and recognized on a straight-line basis over two years commencing when subscriber service is activated. The total cost of the equipment, including installation, is deferred and recognized on a straight-line basis over the same period. The DCT, DTH and modem equipment is sold to customers at a subsidized price in order to expand the Company’s customer base.

Revenue from sales of satellite tracking hardware and costs of goods sold are deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.

Recognition of deferred equipment revenue and deferred equipment cost is recorded as deferred equipment revenue amortization and deferred equipment cost amortization, respectively.

(iii)   Deferred IRU revenue

Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and are recognized in the income statement as deferred IRU revenue amortization.

(iv)   Advertising costs

Advertising costs are expensed when incurred with the exception of marketing costs incurred to launch new specialty services, which are deferred and amortized over a two-year period. Advertising expenses for 2004, 2003 and 2002 were $26,310, $28,098, and $51,276 respectively.

Inventories

Inventories include subscriber equipment such as DCTs, modems and DTH receivers, which are held pending rental or sale at a subsidized price. When subscriber equipment is sold at a subsidized price, the equipment revenue and equipment cost are deferred and amortized over two years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment subsidies.

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life

Cable and telecommunications distribution system	10-15 years
Digital cable terminals and modems	5-7 years
Satellite audio, video and data network equipment and DTH receiving equipment	2-10 years
Buildings	20-40 years
Data processing	4 years
Other	3-10 years

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment is recognized when the carrying amount of an asset is greater than the future undiscounted net cash flows expected to be generated by the asset. The impairment is measured as the difference between the carrying value of the asset and its fair value calculated using quoted market prices or discounted cash flows.

Deferred charges

Deferred charges primarily include (i) deferred equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to five years upon activation of the equipment; (ii) financing costs and credit facility arrangement fees related to the issue of long-term debt, amortized on a straight-line basis over the period to maturity of the related debt; (iii) deferred costs incurred in respect of connection fee revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two years; and (iv) marketing costs incurred to launch new specialty services amortized on a straight-line basis over a two-year period commencing upon the commercial offering of the service.

Intangibles

The excess of the cost of acquiring cable and satellite businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast licenses which represent identifiable assets with indefinite useful lives.

Goodwill and intangible assets with an indefinite life are not amortized but are subject to an annual review for impairment which consists of a comparison of the fair value of the assets to their carrying value.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Deferred credits

Deferred credits primarily include: (i) prepayments received under indefeasible right to use (“IRU”) agreements amortized on a straight-line basis into income over the term of the agreement; (ii) foreign exchange gains on translating hedged long-term debt; (iii) deferred equipment revenue, as described in the revenue and expenses accounting policy, which is deferred and amortized over two years to five years; (iv) deferred connection fee revenue, as described in the revenue and expenses accounting policy, which is deferred and amortized over two years; (v) fair value adjustments on debt assumed on acquisitions amortized on a straight-line basis over the term of the debt; and (vi) deposits on future fiber purchase.

Interest capitalization

The Company capitalizes interest on construction projects when the interest expense is directly attributed to the construction activity and the project is developed over a significant amount of time. The Company capitalized interest of $2,292 (2003 – $907) in respect of its proportionate share of the Partnership’s construction of a major office/ residential tower in Coal Harbour, Vancouver.

Income taxes

The Company accounts for income taxes using the liability method, whereby future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities.

Equity instruments

The Company has the ability to satisfy interest and redemption obligations on various financial instruments through the issuance of Class B Non-Voting Shares. Accordingly, these instruments are included in shareholders’ equity and any payments thereon, net of taxes, are recorded as dividends.

Foreign currency translation

The financial statements of foreign subsidiaries, all of which are self-sustaining, are translated using the current rate method, whereby assets and liabilities are translated at year-end exchange rates and revenues and expenses at average exchange rates for the year. Adjustments arising from the translation of the financial statements are deferred and included in a separate component of shareholders’ equity.

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. The net foreign exchange gain recognized on the translation and settlement of current monetary assets and liabilities was $61 (2003 – $8,032; 2002 – $667) and is included in other revenue.

Exchange gains and losses on translating hedged long-term debt are included in deferred credits or deferred charges, respectively.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Financial instruments

The Company uses derivative financial instruments to manage risks from fluctuations in exchange and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, currency swaps, and foreign currency forward purchase contracts. All such instruments are only used for risk management purposes and are designated as hedges of specific debt instruments or identifiable cash flow streams. The Company accounts for these financial instruments as hedges and as a result the carrying values of the financial instruments are not adjusted to reflect their current market value. The net receipts or payments arising from financial instruments relating to the management of interest risks are recognized in interest expense over the term of the instrument. Foreign exchange gains or losses arising on cross-currency agreements used to hedge US dollar denominated debt are deferred until the hedged item is settled, at which time they are offset against the gain or loss on the hedged item. Upon re-designation or amendment of a derivative financial instrument, the carrying value of the instrument is adjusted to fair value. If the related debt instrument that was hedged had been repaid, then the gain or loss is recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss is deferred over the remaining life of the original debt instrument.

Those instruments that have been entered into by the Company to hedge exposure to interest rate risk are periodically examined by the Company to ensure that the instruments are matched with underlying liabilities, reduce the Company’s risk relating to interest rates and, through market value and sensitivity analysis, maintain a high correlation to the interest expense of the hedged item. For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis in the Company’s Consolidated Statements of Income (Loss).

Employee Benefit Plans

The Company accrues its obligations and related costs under its employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management’s best estimate of salary escalation and retirement ages of employees. Past service costs from plan initiation and amendments are amortized on a straight-line basis over the estimated average remaining service life (“EARSL”) of employees active at the date of recognition of past service unless identification of a circumstance would suggest a shorter amortization period is appropriate. Negative plan amendments which reduce costs are applied to reduce any existing unamortized past service costs. The excess, if any, is amortized on a straight-line basis over EARSL. Actuarial gains or losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plan such as changes in discount rates, expected retirement age and projected salary increases. Actuarial gains (losses) are amortized on a straight-line basis over EARSL which for active employees covered by the defined benefit pension plan is 10.5 years (2003 – 8.4 years; 2002 – 11.9 years). When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

August 31 is the measurement date for the Company’s employee benefit plans. Actuaries perform a valuation annually to determine the actuarial present value of the accrued pension benefits. The last actuarial valuation of the pension plan was performed August 31, 2004.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Stock-based compensation

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options must be issued at not less than their fair value. Any consideration paid by employees on the exercise of stock options is credited to share capital.

The Company calculates the fair value of stock-based compensation awarded to employees using the Black-Scholes Option Pricing Model. Under the transition rules pertaining to stock-based compensation, the fair value of options granted subsequent to August 31, 2003 are expensed and credited to contributed surplus over the vesting period of the options of four years. For options granted prior to August 31, 2003, the Company discloses the pro forma net income and pro forma earnings per share in note 11 as if the Company had expensed the fair value of the options over the vesting period of the options.

Guarantees

The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities and the indirect guarantees of indebtedness to others, without regard to whether it will have to make any payments under the guarantees (see note 16).

Use of estimates and measurement uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, are the provision for bad debts, the ability to use income tax loss carry forwards and other future income tax assets, capitalization of labour and overhead, useful lives of depreciable assets, contingent liabilities and the recoverability of deferred costs, broadcast licenses and goodwill using estimated future cash flows based on current business plans. Significant changes in assumptions with respect to the competitive environment could result in impairment of intangible assets.

Adoption of recent Canadian accounting pronouncements

(i)     Revenue arrangements with multiple deliverables

The Emerging Issues Committee (EIC) recently issued Abstract 142, “Revenue Arrangements with Multiple Deliverables”, which the Company adopted retroactively with restatement beginning March 1, 2004. This Abstract is consistent with the US standard of the same title, and addresses both when and how an arrangement involving multiple deliverables should be divided into separate units of accounting and how the arrangement’s consideration should be allocated among separate units. The Company determined that in both its cable and satellite divisions it has multiple deliverables of subscriber connection fee revenue, customer premise equipment revenue and related subscription revenue. According to the criteria outlined in EIC 142, management has determined that these should not be

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

considered separate units of accounting. As a result, these multiple revenue streams must be assessed as an integrated package under the guidance of EIC Abstract 141 outlined below.

(ii)    Revenue recognition

Concurrent with EIC 142, the EIC issued Abstract 141, “Revenue Recognition”. This Abstract was issued to summarize principles set forth in the SEC’s Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements. The Abstract provides general interpretative guidance on the application of CICA 3400, “Revenue”. As outlined above, the Company has multiple deliverable arrangements of subscriber connection fee revenue, customer premise equipment and related subscription revenue that must be assessed as an integrated package under EIC 141. Under EIC 141, up-front fees such as subscriber connection fees and amounts charged on customer premise equipment, that have no utility to the purchaser separate and independent of the seller providing additional products or services, must be deferred and recognized systematically over the periods that the fees for the additional products or services are earned. The impact of the retroactive adoption of this policy is as follows:

•	Subscriber connection fees received from customers are deferred and recognized as revenue over two years. Direct and incremental initial selling, administrative and reconnection costs related to the subscriber acquisition, in an amount not exceeding the initial subscriber connection fee revenue, are now deferred and recognized as an operating expense over the same period. Previously, subscriber connection fees were recognized immediately in revenue as they were considered to represent a partial recovery of initial selling expenses and related administrative and general office expenses.
•	Revenue from sales of DTH equipment, DCTs and modems is deferred and recognized as revenue over two years commencing when subscriber service is activated. The total cost of the equipment, including installation, is deferred and recognized as an operating expense over the same period. Previously the equipment revenue and an equal cost were recognized as revenue and expense immediately upon the activation of the related subscriber service and the resulting equipment subsidy, being the difference between the revenue received and the actual cost of the equipment including installation, was deferred and amortized over two years.
•	Tracking hardware sales and cost of goods sold are now deferred and recognized as revenue and operating expense over the related service contract for monthly service charges for air time, which is generally five years. Previously, the revenue, costs and profit on tracking hardware sales were recognized when the goods were shipped. As a result of this accounting change, the Company adjusted its opening purchase equation on the acquisition of Cancom in fiscal 2000 to recognize deferred credits of $46,379, deferred charges of $32,282 and a reduction to future income tax liability of $4,934 attributable to deferred net revenue on tracking hardware sales. The adjustment in the purchase equation resulted in the recognition of additional goodwill of $9,163.
•	In conjunction with the adoption of EIC 141, the Company changed its income statement presentation to distinguish amortization of deferred equipment revenue and deferred equipment cost from the revenue and expenses from ongoing service activities. The equipment revenue and cost are deferred and recognized over the anticipated term of the future revenue (i.e. the monthly service subscription revenue) with the period of recognition spanning two to five years. As a result, the amortization of the equipment revenue and expense are non-cash

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

items on the income statement, similar to the Company’s recognition of deferred IRU revenue, which the Company also currently separates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases the customer premise equipment only once, at the beginning of that relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, in addition to the segregated presentation providing treatment consistent with the amortization of IRU revenue, it also provides a clearer distinction within the income statement between cash and non-cash activities and between upfront revenue streams and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

A summary of the above-mentioned reclassifications and adjustments is as follows:

Income statement:

Increase (decrease)

	2004	2003	2002
	$	$	$

Revenue:
Remove equipment revenue previously reported prior to adoption of EIC 141	(67,611)	(78,319)	(89,735)

Operating, general and administrative expenses:
Remove equipment cost previously reported prior to adoption of EIC 141	(64,143)	(75,360)	(87,478)

Amortization – deferred equipment revenue
Cable	26,774	26,489	25,724
DTH	42,608	50,461	54,435
Satellite Services	13,329	14,913	16,340

	82,711	91,863	96,499

Amortization – deferred equipment cost
Cable	84,560	89,605	81,676
DTH	135,129	151,028	151,488
Satellite Services	9,324	10,470	11,476

	229,013	251,103	244,640

Amortization – deferred charges	(150,307)	(163,683)	(153,005)

Operating income before amortization – Satellite Services	537	1,484	2,607
Future income tax expense	188	520	912

Net income	349	964	1,695

The change in net income had no impact on earnings per share.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

As a result of the retroactive adoption of these changes, the August 31, 2003 balance sheet was restated to: increase goodwill by $9,163; increase deferred charges by $107,078; increase deferred credits by $115,638; decrease future income tax liability by $2,996; and to decrease the deficit by $3,599.

(iii)   Stock-based compensation

Commencing September 1, 2003, the Company prospectively adopted the amended Canadian standard for stock-based compensation and other stock-based payments which requires that all stock-based awards be accounted for at fair value. Under the amended standard, options granted subsequent to August 31, 2003 are expensed and credited to contributed surplus. For options granted prior to August 31, 2003, the Company continues to disclose pro forma net income (loss) and pro forma earnings (loss) per share in note 11. No restatement of prior periods was required as a result of the adoption of the new standard.

Recent Canadian accounting pronouncements

(i)     Asset Retirement Obligations

In 2005, the Company will retroactively adopt the new Canadian standard, Asset Retirement Obligations, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset. The application of this standard is not expected to have a significant impact on the financial position or results of operations of the Company.

(ii)    GAAP Hierarchy and General Standards of Financial Statement Presentation

In 2005, the Company will adopt the new CICA Handbook Sections 1100, “Generally Accepted Accounting Principles,” and 1400, “General Standards of Financial Statement Presentation”. Section 1100 describes what constitutes Canadian Generally Accepted Accounting Principles (“GAAP”) and it sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles, thereby re-codifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. The Company does not expect these recommendations to have any significant impact on its consolidated financial statements upon adoption.

(iii)   Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities.” This guideline requires that an enterprise holding other than a voting interest in a variable interest entity (“VIE”) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The Company does not expect this guideline to have an impact on its consolidated financial statements.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

(iv)     Equity Instruments

In 2006, the Company will retroactively adopt the amended Canadian standard, Financial Instruments – Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own equity instruments to be presented as liabilities which is consistent with US standards. As a result, the Company’s equity instruments will be classified as debt instead of equity and the dividend entitlements thereon will be treated as interest expense instead of dividends.

2.      BUSINESS ACQUISITIONS AND DIVESTITURES

Cable business acquisitions

	2004

			Issuance of
			Class B	Total
		Accounts	Non-Voting	purchase
	Cash	payable	Shares	price
	$	$	$	$

(i) Monarch	24,122	198	65,000	89,320
(ii) Other	176	–	–	176

	24,298	198	65,000	89,496

2003

Total
		Accounts	purchase
	Cash	payable	price
	$	$	$

(iii) Cable systems in US	3,634	–	3,634

	2002

			Total
		Accounts	purchase
	Cash	payable	price
	$	$	$

(iii) Cable systems in US	3,608	354	3,962
(iv) Cable systems in Canada	4,336	150	4,486
(v) Direct-to-Home pay-per-view service	32,510	4,000	36,510

	40,454	4,504	44,958

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

A summary of net assets acquired on cable business acquisitions, accounted for as purchases, is as follows:

	2004	2003	2002
	$	$	$

Identifiable net assets acquired at assigned fair values
Property, plant and equipment	27,146	–	964
Deferred charges	450	–	–
Broadcast licenses	57,854	3,634	57,309
Future income taxes	5,400	–	–

	90,850	3,634	58,273

Working capital deficiency	1,354	–	603
Long-term debt	–	–	644
Future income taxes	–	–	12,068

	1,354	–	13,315

Purchase price	89,496	3,634	44,958

(i)	Effective March 31, 2004, the Company purchased certain cable systems of Monarch Cablesystems Ltd. (“Monarch”). The cable systems service approximately 40,000 basic subscribers in the Medicine Hat (Medicine Hat, Taber, Brooks), Canmore (Canmore, Banff, Lake Louise) and southern B.C. (Hope, Fernie, Kimberley) regions. Monarch is controlled by a Director of the Company (see note 18).

(ii)	Effective September 1, 2003, the Company purchased a cable television system serving approximately 200 subscribers in the interior of British Columbia from a Director of the Company (see note 18).

(iii)	The Company purchased 854 subscribers in 2003 and 1,045 subscribers in 2002 in Florida.

(iv)	Effective September 30, 2001, December 1, 2001, and June 1, 2002 the Company purchased three small cable television systems serving approximately 2,300 subscribers in the province of British Columbia.

(v)	Effective June 1, 2002, the Company acquired from Corus Entertainment Inc. (“Corus”) (see note 18) 100% of Corus VC Ltd. (“Viewers Choice”), which operates a pay-per-view video service in Western Canada.

Divestitures

(i)	Effective June 30, 2003, the Company sold its US cable systems for net proceeds of $257,435. Prior to the sale, the Company had written down the US cable system broadcast licences by $80,000. Subsequent to the write-down, a recovery of the US dollar relative to the Canadian dollar reduced the final loss on sale to $74,674.

(ii)	Effective March 21, 2003 the Company sold its Star Choice Business Television division for $6,461 which resulted in a pre-tax loss of $3,800.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

(iii)	During 2003, 360networks acquired GT. The transaction did not result in any recovery for the shareholders of GT. In prior years, GT issued equity which reduced the Company’s equity interest in 2002 from 23.28% to 23.22% resulting in a dilution loss of $571.

(iv)	Effective May 31, 2002, the Company incurred net costs of $631 on the sale of its Caribbean uplink and SRDU business, which resulted in a pre-tax loss of $1,281.

(v)	Effective November 2001, the Company sold its interest in WTN, a nationally distributed specialty television network, for $202,500 to Corus and its interest in CKY-TV (a CTV television network affiliate in Manitoba) for $37,500 to CTV Inc. These assets were acquired as part of an acquisition in 2001 and were reflected in the balance sheet as assets held for sale at an amount of $89,500 which was the agreed upon selling price less a deposit of $150,000 received from Corus. Upon completion of the sales in 2002, the final proceeds of $89,500 were received.

3.      ACCOUNTS RECEIVABLE

	2004	2003
	$	$

Subscriber and trade receivables	131,737	158,133
Officers and employees	225	69
Due from related parties [note 18]	2,780	563
Miscellaneous receivables including commodity taxes	7,772	7,887

	142,514	166,652
Less allowance for doubtful accounts	(22,995)	(22,732)

	119,519	143,920

Included in operating, general and administrative expenses is a provision for doubtful accounts of $19,545 (2003 – $35,019; 2002 – $26,727).

4.      INVENTORIES

	2004	2003
	$	$

Subscriber equipment	40,299	50,795
Other	2,674	4,569

	42,973	55,364

Subscriber equipment includes cable modems, digital set-top boxes and related customer premise equipment.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

5.      INVESTMENTS AND OTHER ASSETS

	2004	2003
	$	$

Investments, at cost net of write-downs:
Canadian Hydro Developers, Inc. (“Canadian Hydro”) (market value – $26,033; 2003 – $20,454)	19,267	19,111
Motorola, Inc. (“Motorola”) (market value – $44,113; 2003 – $41,709)	8,925	8,925
Q9 Networks Inc. (“Q9 Networks”) (market value – $3,710)	2,500	2,500
Liberty Media Corporation (“Liberty”) (market value – 2003 – $5,752)	–	4,469
Investments in private technology companies	4,063	4,313
Investments at equity:
Investments in specialty channel networks	702	1,106
Other assets:
Employee home relocation mortgages and loans [note 18]	6,899	7,299
Other	1,609	1,692

	43,965	49,415

The Motorola shares have been pledged as collateral for the outstanding Zero Coupon Loan (see note 11).

The market value of the Motorola shares is reflected at the amount recorded in the accounts for the Zero Coupon Loan and accrued interest thereon as the Company has entered into an equity forward sale contract on an equivalent number of Motorola shares for amounts to coincide with the maturity of the loan.

Canadian Hydro

Canadian Hydro, a Canadian public corporation, develops and operates electrical generating plants. A summary of the holdings in Canadian Hydro is as follows:

	2004	2003

	(number of
	shares/warrants)
Shares	10,330,364	10,330,364
Warrants:
Vested – exercise price of $3.27(1)	–	1,000,000
Vested – exercise price of $2.35	1,100,000	1,100,000

	11,430,364	12,430,364

(1)	Expired on July 31, 2004.

Q9 Networks

Q9 Networks, a Canadian provider of Internet services, completed its initial public offering on April 29, 2004. Concurrent with the offering, Q9 Networks reorganized its share capital such that the Company received 645,161 common shares for its previous shareholding. The common shares are subject to a

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

lock-up agreement restricting the sale or transfer of the shares for periods expiring on October 29, 2004 and April 29, 2005.

Liberty

During the year, Liberty spun off Liberty Media International, Inc. (“LMI”) through the distribution of all outstanding common shares of LMI to Liberty’s shareholders. In the spin off, each shareholder of Liberty received 0.05 shares of LMI for each Liberty share owned, resulting in the Company receiving 17,150 shares of LMI. In connection with the spin off, LMI announced a rights offering whereby each LMI shareholder was entitled to 0.20 transferable subscription rights for each share of LMI resulting in the Company receiving 3,430 rights. The Company sold the 343,000 Liberty shares, 17,150 LMI shares and 3,430 LMI rights resulting in a pre-tax loss of $3.

Investments at cost, write-downs

	2004	2003	2002
	$	$	$

Liberty	–	–	4,042
Cogeco Cable Inc.	–	–	33,605
Canadian Hydro	–	4,925	–
Other public companies	–	27	173
Specialty channel network	401	–	–
Private companies	250	10,048	23,718
GT Group Telecom (“GT”)	–	–	268,928

	651	15,000	330,466

Investments at equity

The Company has a one-third interest in three specialty channel networks.

Equity income (loss) on investees consists of the following:

	2004	2003	2002
	$	$	$

GT	–	–	(51,300)
Specialty channel networks	(272)	(1,898)	(1,862)
Other	22	(23)	(325)

	(250)	(1,921)	(53,487)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Gain on redemption of SHELS

In prior years, the Company issued equity instruments which were collateralized by certain investments. In 2003 and 2002 the Company settled these equity instruments by delivery of the underlying investments and recorded gains as follows:

	Delivery of	2004	2003	2002
Equity instrument	underlying security	$	$	$

Series III & IV SHELS	1,452,506 shares of Liberate Technologies	–	75,342	–
Series V SHELS	5,326,827 shares of Terayon Communications Systems	–	44,179	–
Series II SHELS	4,361,186 shares of At Home Corporation	–	–	218,327

		–	119,521	218,327

6.      PROPERTY, PLANT AND EQUIPMENT

	2004			2003

		Accumulated	Net		Accumulated	Net
	Cost	amortization	book	Cost	amortization	book
	$	$	value	$	$	value

Cable and telecommunications distribution system	2,740,234	1,119,735	1,620,499	2,609,599	908,769	1,700,830
Digital cable terminals and modems	426,308	291,910	134,398	449,861	271,974	177,887
Satellite audio, video and data network equipment and DTH receiving equipment	296,020	166,006	130,014	265,943	86,402	179,541
Buildings	250,460	47,309	203,151	237,594	38,283	199,311
Data processing	51,678	24,690	26,988	81,698	55,645	26,053
Other assets	196,476	107,575	88,901	227,198	186,354	40,844

	3,961,176	1,757,225	2,203,951	3,871,893	1,547,427	2,324,466
Land	45,189	–	45,189	47,996	–	47,996
Satellite transponders under construction	43,200	–	43,200	43,200	–	43,200

	4,049,565	1,757,225	2,292,340	3,963,089	1,547,427	2,415,662

Included in the cable and telecommunications distribution system assets is the cost of the Company’s purchase of fibers under IRU agreements with terms extending to 60 years totalling $61,811 (2003 – $61,811; 2002 – $61,698).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

7.      DEFERRED CHARGES

	2004			2003

		Accumulated	Net		Accumulated	Net
	Cost	amortization	book	Cost	amortization	book
	$	$	value	$	$	value

Equipment costs	689,625	465,547	224,078	762,986	511,748	251,238
Financing costs and credit facility arrangement fees	61,970	37,292	24,678	65,121	44,160	20,961
Deferred connection costs	45,582	29,582	16,000	43,000	27,000	16,000
Marketing costs to launch new services	3,910	3,910	–	14,211	13,436	775
Other	4,579	1,896	2,683	6,808	2,717	4,091

	805,666	538,227	267,439	892,126	599,061	293,065

Amortization provided in the accounts on deferred charges for 2004 amounted to $251,851 (2003 – $290,241; 2002 – $281,495) of which $236,809 was recorded as amortization of deferred charges and equipment costs (2003 – $272,228; 2002 – $267,631), $336 was recorded as interest expense (2003 – $336; 2002 – $335) and $14,706 was recorded as service operating, general and administrative expenses (2003 – $17,677; 2002 – $13,529).

8.      INTANGIBLES

	Carrying amount

	2004	2003
	$	$

Broadcast licenses
Cable systems	3,702,450	3,644,596
DTH and satellite services	983,132	983,132

	4,685,582	4,627,728
Goodwill – non-regulated satellite services	88,111	88,111

Net book value	4,773,693	4,715,839

The changes in the carrying amount of intangibles are as follows:

	Broadcast licenses	Goodwill
	$	$

August 31, 2002	4,877,256	155,208
Business acquisition [note 2]	3,634	–
Business divestiture [note 2]	(173,162)	(16,917)
Write-downs	(80,000)	(50,000)

August 31, 2003	4,627,728	88,111
Business acquisitions [note 2]	57,854	–

August 31, 2004	4,685,582	88,111

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Loss on sale and write-down of assets

In 2003, the Company tested the amounts allocated to broadcast licences and goodwill and determined that a write-down of $50,000 was required in respect of goodwill attributed to the non-regulated business operations of the satellite division. In addition, as described in note 2, the Company recorded a write-down, net of a final gain on sale, of $74,674 on the sale of the US cable systems. This resulted in a total loss on sale and write-down of assets of $124,674 in 2003.

9.      LONG-TERM DEBT

		2004			2003

		Translated			Translated
		at year end	Adjustment	Translated	at year end	Adjustment	Translated
	Effective	exchange	hedge	at hedged	exchange	hedged	at hedged
	interest rates	rate	debt(1)	rate	rate	debt(1)	rate
	%	$	$	$	$	$	$

Corporate
Bank loans	Fixed and variable	295,433	–	295,433	606,798	–	606,798
Senior notes –
Due April 11, 2005	7.05	275,000	–	275,000	275,000	–	275,000
Due October 17, 2007	7.40	296,760	–	296,760	300,000	–	300,000
US $440,000 due April 11, 2010	7.88	577,720	64,900	642,620	609,708	32,912	642,620
US $225,000 due April 6, 2011	7.68	295,425	60,413	355,838	311,783	44,055	355,838
US $300,000 due December 15, 2011	7.61	393,900	82,950	476,850	415,710	61,140	476,850
Due November 20, 2013	7.50	350,000	–	350,000	–	–	–

		2,484,238	208,263	2,692,501	2,518,999	138,107	2,657,106

Canadian Satellite Communications Inc. (“Cancom”)
Structured Note, due December 15, 2003	7.00	–	–	–	250,000	–	250,000

Other subsidiaries and entities
Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	–	130,000	130,000	–	130,000
Burrard Landing Lot 2 Holdings Partnership	Variable	36,442	–	36,442	18,069	–	18,069

		166,442	–	166,442	148,069	–	148,069

Total consolidated debt		2,650,680	208,263	2,858,943	2,917,068	138,107	3,055,175
Less current portion		343,097	–	343,097	271,520	–	271,520

		2,307,583	208,263	2,515,846	2,645,548	138,107	2,783,655

(1)	Foreign denominated long-term debt is translated at the year-end rate. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $208,263 (2003 – $138,107) representing the amount of the corresponding deferred foreign exchange gain in deferred credits (see note 10).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Interest on long-term debt included in interest expense amounted to $219,806 (2003 – $261,970; 2002 – $266,261).

Corporate

Bank loans

The Company has a $50,000 revolving operating loan facility with interest rates and borrowing options principally the same as those contained in the credit facility described below. The effective interest rate on the facility was 4.13% for the year (2003 – 4.69%; 2002 – 4.29%).

A syndicate of banks has provided the Company with an unsecured credit facility, which at August 31, 2004 amounted to a maximum of $1,099,933, of which a maximum of $910,000 is revolving. During 2004, the Company amended its revolving credit facility such that the maturity date was extended to April 30, 2009. As at August 31, 2004, $804,291 (net of committed letters of credit of $209) of the $910,000 portion of the unsecured facility was not utilized. The balance of the facility, which has been fully drawn, is non-revolving term repayable in eight semi-annual increasing installments such that the loan is repaid by April 30, 2007. Funds are available to the Company in both Canadian and US dollars. At August 31, 2004, the US portion of the bank loans was US $51,510 ($67,633 Canadian). Interest rates fluctuate with Canadian bankers’ acceptance and LIBOR rates and averaged 2.87% for the year (2003 – 3.65%; 2002 – 4%). The Company has purchased a forward purchase contract to provide the US funds required for the interest payments on the US portion of the bank loans at an exchange rate of 1.4078 Cdn.

On November 20, 2003 the Company repaid and cancelled its unsecured term loan in the amount of $350,000. In connection with the repayment, the Company incurred debt retirement costs of $2,428 consisting of $964 to cancel a related interest rate hedge on the $350,000 and $1,464 on the write-off of deferred financing costs. The effective interest rate on the term loan for the period to November 20, 2003 was 5.10% (2003 – 5.32%).

At August 31, 2004, interest on $177,000 of Canadian dollar borrowings were fixed by means of an interest rate swap originally placed in April 1994 at a rate which may range between 9.49% to 11.64% depending on debt to cash flow ratios. At August 31, 2004 the effective rate was 9.62%. One third of the interest rate swap matures each year commencing April 30, 2005 until fully terminated.

Senior notes

The Senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.

In August 2004, the Company repurchased $3,240 of the $300,000 Senior notes due October 17, 2007 and incurred $170 in costs.

The Company has entered into cross-currency interest rate agreements to fix the liability for interest and principal payments over the life of the US $ Senior notes. The table below outlines the US $ principal, the interest coupon rate, the effective interest rate on the Canadian $ equivalent of the US debt as a result

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

of the agreements, and the exchange rate applicable to the principal portion of the debt (“Exchange rate”):

US Senior		Effective
note principal	Coupon rate	interest rate	Exchange rate
$	%	%	Cdn $ vs US $

440,000	8.25	7.88	1.4605
225,000	7.25	7.68	1.5815
300,000	7.20	7.61	1.5895

Cancom

Bank loans

Cancom has a $10,000 demand operating line of credit that is available in Canadian dollars or the US dollar equivalent, of which $1,112 has been drawn as committed letters of credit. Interest rates fluctuate with Canadian prime rate and US base rates. The operating line is collateralized by a first ranking fixed and floating charge and security interest in all of the Canadian assets and undertakings of Cancom and two of Cancom’s subsidiaries (excluding assets located in the province of Quebec). The effective interest rate on the line of credit was 5.38% (2003 – 6.60%; 2002 – 7.04%).

Structured Note

On December 15, 2003 the Company repaid the Cancom $250,000 7% Structured Note.

Other subsidiaries and entities

Videon CableSystems Inc.

Videon CableSystems Inc. (“Videon”) issued 8.15% Senior Debentures that are due April 26, 2010. Interest is payable semi-annually.

Pursuant to the inter-creditor agreement between the debenture holders and the syndicate of banks which had provided a credit facility to Videon, the debenture holders were required to release the debenture security when the credit facilities were repaid. As a result, the debentures are unsecured and are non-recourse to the parent company. The Senior Debentures are guaranteed by the subsidiaries of Videon. The effective interest rate on the debentures is 7.63% after giving effect to the fair value adjustments to the debt at the date of the Moffat acquisition. These adjustments are included in deferred credits.

Burrard Landing Lot 2 Holdings Partnership

The Company has a 38.3% interest in the Partnership. The Partnership is building the Shaw Tower project in Vancouver, B.C. and will own it when construction is complete. The Partnership has an available construction facility of $128,500 and a letter of guarantee facility of $2,350 which are repayable no later than December 31, 2005 (if extended) and bear interest at bank prime rate plus 0.5%. The credit facilities are secured by a general security agreement and a $150,000 fixed and floating charge debenture registered in a first priority position with respect to the project land and building. The credit facilities are severally guaranteed by the Company and the other two partners in the Partnership in

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

the amount of $47,838. The Company’s portion of the guarantee is $18,338. Effective November 3, 2003, the Partnership entered into an interest rate hedge to fix the interest rate at 5.125% plus a stamping fee on $58,000 of the loan until October 1, 2004.

Senior secured notes redemption

In August 2003, the Company redeemed the Star Choice US $150,000 Senior secured notes. In connection with the redemption, the Company incurred debt retirement costs of $10,634 comprised of an early redemption premium of US $9,750 ($13,722 Cdn), costs to purchase the outstanding Cancom warrants of US $2,440 ($3,379 Cdn), and legal costs of $33, offset by the write-off of the fair value adjustment on the debt in deferred credits of $6,500.

Debt covenants

The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2004.

Long-term debt repayments

Mandatory principal repayments on all long-term debt in each of the next five years are as follows:

		Exchange rate
	At year-end	adjusted for
	exchange rate	hedged rates
	$	$

2005	343,097	306,655
2006	52,759	89,201
2007	105,518	105,518
2008	296,760	296,760
2009	105,500	105,500
Thereafter	1,747,046	1,955,309

	2,650,680	2,858,943

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

10.     DEFERRED CREDITS

	2004			2003

		Accumulated	Net		Accumulated	Net
	Amount	amortization	Book	Amount	amortization	Book
	$	$	Value	$	$	Value

IRU agreements	627,958	43,519	584,439	622,258	31,421	590,837
Foreign exchange gains on translating hedged long-term debt	208,263	–	208,263	138,107	–	138,107
Equipment revenue	285,888	201,350	84,538	303,316	203,678	99,638
Connection fee revenue	45,582	29,582	16,000	43,000	27,000	16,000
Fair value adjustments on debt assumed on acquisitions	6,084	2,344	3,740	21,535	17,126	4,409
Deposit on future fiber purchase	2,000	–	2,000	2,000	–	2,000

	1,175,775	276,795	898,980	1,130,216	279,225	850,991

Amortization on deferred credits for 2004 amounted to $110,185 (2003 – $124,970; 2002 – $125,696) and was provided in the accounts as described below.

IRU agreements are in place for periods of either 30 or 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2004 amounted to $12,098 (2003 – $11,984; 2002 – $11,517) and amortization in respect of fair value adjustments on debt amounted to $670 (2003 – $3,446; 2002 – $4,151) and was offset against interest expense. Amortization of equipment revenue for 2004 amounted to $82,711 (2003 – $91,863; 2002 – $96,499). Amortization of connection fee revenue for 2004 amounted to $14,706 (2003 – $17,677; 2002 – $13,529) and was recorded as service revenue.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

11.     SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of Class A voting participating shares (“Class A Shares”), Class B non-voting participating shares (“Class B Non-Voting Shares”), Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares, Class B preferred shares, Canadian Originated Preferred Securities (“COPrS”), Variable Rate Equity Linked Exchangeable Debentures (“SHELS”) and Zero Coupon Loans.

			2004	2003
			$	$

Number of securities

2004	2003

11,359,932	11,360,432	Class A Shares	2,490	2,491
220,109,372	220,496,092	Class B Non-Voting Shares	2,132,943	2,107,464

231,469,304	231,856,524		2,135,433	2,109,955

		EQUITY INSTRUMENTS COPrS-
5,700,000	5,700,000	8.45% Series A US $142,500, due September 30, 2046	192,871	192,871
100,000	100,000	8.54% Series B, due September 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series US $172,500, due September 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series, due September 28, 2049	147,202	147,202
		Zero Coupon Loan US $22,835	33,858	33,858

			724,923	724,923

			2,860,356	2,834,878

Class A and Class B Non-Voting Shares

Class A Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. In the event that a takeover bid is made for Class A Shares, in certain circumstances, the Class B Non-Voting Shares are convertible into an equivalent number of Class A Shares.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Changes in Class A and Class B Share capital in 2004, 2003 and 2002 are as follows:

			Class B Non-Voting
	Class A Shares		Shares

	Number	$	Number	$

August 31, 2001	11,403,972	2,499	220,368,357	2,106,569
Class A Share conversions	(30,000)	(6)	30,000	6
Stock option plan issuances	–	–	75,195	792

August 31, 2002	11,373,972	2,493	220,473,552	2,107,367
Class A Share conversions	(13,540)	(2)	13,540	2
Stock option plans issuances	–	–	9,000	95

August 31, 2003	11,360,432	2,491	220,496,092	2,107,464
Class A Share conversions	(500)	(1)	500	1
Purchase of shares for cancellation	–	–	(4,134,000)	(39,655)
Stock option plans issuances	–	–	9,000	164
Issued in respect of Monarch acquisition	–	–	3,737,780	65,000
Share issue costs	–	–	–	(31)

August 31, 2004	11,359,932	2,490	220,109,372	2,132,943

During 2004 the Company purchased for cancellation 4,134,000 Class B Non-Voting Shares pursuant to its outstanding normal course issuer bid for $85,968. Share capital has been reduced by the stated value of the shares amounting to $39,655 with the excess of the amount paid over the stated value of the shares amounting to $46,313 charged to the deficit.

Equity instruments

COPrS

The COPrS rank as unsecured junior subordinated debt. The Company has the right to defer payments of interest on the securities for up to 20 consecutive quarterly periods provided that no extension period may extend beyond the stated maturity of the securities. Except in certain limited circumstances, the Company may not pay or declare dividends on any of its capital stock (including capital stock classified as debt) (except by way of stock dividend) at any time when any interest on the securities is either in default or is being deferred. There may be multiple extension periods of varying lengths, each of up to 20 consecutive quarterly periods, throughout the terms of the securities. During any extension period, interest will accrue but will not compound. The Company may satisfy its obligation to pay deferred interest on any applicable interest payment date through the issuance to the trustee of Class B Non-Voting Shares of the Company, in which event the holders of the securities shall be entitled to receive cash payments equal to the deferred interest from the proceeds of the sale of the requisite Class B Non-Voting Shares by the trustee of the COPrS.

The COPrS are redeemable, at the Company’s option, in whole or in part, at any time for the 8.45% Series A and 8.50% Series and at any time after October 17, 2005 (8.875% Series) or September 30, 2007 (8.54% Series B) at a redemption price equal to 100% of the principal amount of the securities to be redeemed plus accrued and unpaid interest thereon to the date of such redemption. The Company has the ability to satisfy redemption obligations through the issuance of Class B Non-Voting Shares.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

The Company has purchased a five-year extendible forward purchase contract which expires on March 31, 2005 to provide the US funds required for the quarterly interest payments on the US denominated securities at an exchange rate of $1.4078 Cdn. The counterparty has the option to extend the contract at the same rate for five years on March 31, 2005.

Zero Coupon Loan

The Zero Coupon Loan is collateralized by a forward contract entered into by the Company in respect of 732,237 Motorola shares. The loan bears interest at 7.53% compounded annually with principal and interest payable in 4 equal weekly installments commencing July 19, 2005. The Company may satisfy its obligation to pay principal and interest at maturity through the issuance of Class B Non-Voting Shares.

Concurrent with receipt of the Zero Coupon Loan proceeds, the Company entered into an equity forward sale contract in respect of 732,237 Motorola shares whereby the Company has agreed to forward sell the shares at dates that coincide with the maturity dates of the Zero Coupon Loan.

Until May 27, 2005, the Company has the option to elect to deliver the required number of Motorola shares in exchange for cash payments that equal the payments required under the Zero Coupon Loan at each respective maturity date. If the Company does not elect to physically settle the forward contract, a cash settlement will be made between the parties for the difference between the fair market value of the Motorola shares at maturity and the forward sale price of US $44.7567 per share.

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000 of which 7,904,795 are still available for issue as at August 31, 2004.

The changes in options in 2004, 2003 and 2002 are as follows:

	2004		2003		2002

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Shares	$	Shares	$	Shares	$

Outstanding at beginning of year	7,607,500	32.58	8,303,000	32.58	7,640,500	32.57
Granted	1,216,750	32.49	1,093,250	32.62	2,116,750	32.64
Exercised	–	–	–	–	(11,750)	32.63
Forfeited	(977,250)	32.68	(1,788,750)	32.64	(1,442,500)	32.67

Outstanding at end of year	7,847,000	32.55	7,607,500	32.58	8,303,000	32.58

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

The following table summarizes information about the options outstanding at August 31, 2004:

	Options outstanding			Options exercisable

	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exercisable	average
	at August 31,	remaining	exercise	at August 31,	exercise
Range of prices	2004	contractual life	price	2004	price

$17.37	10,000	9.1	17.37	–	–
$29.70 – $34.08	7,837,000	6.9	32.55	5,196,000	32.53

The Company recorded a compensation expense of $412 and credited contributed surplus of $412 in respect of options granted during the year.

For all common share options granted to employees up to August 31, 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income (loss) and earnings (loss) per share would have been reported as the proforma amounts indicated below:

	2004	2003
	$	$

Net income (loss)	90,909	(46,864)
Pro forma net income (loss)	74,213	(67,700)
Pro forma earnings (loss) per share	0.15	(0.47)

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2004 was $2.50 per option (2003 – $1.36 per option). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003

Dividend yield	0.94%	0.33%
Risk-free interest rate	3.70%	3.19%
Expected life of options	4 years	4 years
Expected volatility factor of the future expected
market price of Class B Non-Voting Shares	39.7%	40.4%

For the purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of one of the Company’s Class B Non-Voting Shares in lieu of one Cancom share which would have been received upon the exercise of a Cancom option under the Cancom option plan.

At August 31, 2004 there were 68,002 (2003 – 78,002) Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $12.37 (2003 – $12.89). The weighted

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

average remaining contractual life of the Cancom options is 3.0 years. At August 31, 2004, 68,002 Cancom options were exercisable into 61,202 Class B Non-Voting Shares of the Company at a weighted average price of $13.74 per Class B Non-Voting Share. At August 31, 2003, 65,002 Cancom options were exercisable into 58,502 Class B Non-Voting Shares of the Company at a weighted average price of $14.13 per Class B Non-Voting Share. During 2004 10,000 (2003 – 10,000) Cancom options were exercised for $164 (2003 – $95).

Warrants

Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and Star Choice had established a plan to grant Cancom warrants to acquire Cancom common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plans had no impact on earnings of the Company.

A total of 248,205 warrants remain outstanding and vest evenly over a four-year period. The weighted average remaining contractual life of the warrants is 1.2 years. At August 31, 2004, 181,641 warrants have vested.

Dividends

To the extent that dividends are declared at the election of the board of directors, the holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend at a rate of $0.005 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A and Class B Non-Voting Shares participate equally, share for share, as to all subsequent dividends declared.

Share transfer restriction

The Articles of Arrangement of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a license to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).

Earnings (loss) per share

The Company uses the treasury stock method of calculating diluted earnings per share. This method assumes that any proceeds from the exercise of stock options and other dilutive instruments would be used to purchase Class B Non-Voting Shares at the average market price during the period.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Earnings (loss) per share calculations are as follows:

	2004	2003	2002
	$	$	$

Net income (loss)	90,909	(46,864)	(284,629)
Equity entitlements, net of tax	(40,185)	(40,193)	(42,331)

	50,724	(87,057)	(326,960)

Earnings (loss) per share – basic and diluted	0.22	(0.38)	(1.41)

Weighted average number of Class A and Class B Non-Voting Shares used as denominator in above calculations	231,605,000	231,848,000	231,820,000

Options to purchase 7,908,202 (2003 – 7,677,702; 2002 – 8,382,202) Class B Non-Voting Shares were outstanding under the Company’s stock option plan and the Cancom option plan at August 31, 2004, warrants to issue 248,205 Class B Non-Voting Shares (2003 – 262,807; 2002 – 262,807) were outstanding at August 31, 2004, and the Company has the right to issue Class B Non-Voting Shares in satisfaction of its redemption obligations on equity instruments included in share capital. The Class B Non-Voting Shares issuable under the option, warrant plans and equity instruments are anti-dilutive (increase earnings per share or decrease loss per share) and are therefore not included in calculating diluted earnings or loss per share.

12.	FOREIGN CURRENCY CUMULATIVE TRANSLATION ADJUSTMENT

	2004	2003
	$	$

Balance, beginning of year	482	1,513
Current year’s deferred translation adjustment	(38)	(20,083)
Disposition of US cable systems	–	19,052

Balance, end of year	444	482

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004	2003
	$	$

Trade	44,219	60,918
Accrued liabilities	158,302	153,791
Accrued network fees	100,580	88,427
Interest and dividends	89,045	83,394
Due to related parties [note 18]	16,729	17,503
Current portion of pension plan liability	1,162	270

	410,037	404,303

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Interest expense includes $nil (2003 – $842; 2002 – $4,878) in respect of a vendor financing facility which was repaid in 2003.

14.     INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax liabilities and assets are as follows:

	2004	2003
	$	$

Future income tax liabilities:
Property, plant and equipment	142,002	180,727
Broadcast licenses	1,156,369	1,165,646
Deferred charges	8,252	13,021
Partnership income	263,653	200,822

	1,570,276	1,560,216

Future income tax assets:
Non-capital loss carryforwards	581,791	608,634
Investments	6,204	12,301

	587,995	620,935

Net future income tax liability	982,281	939,281

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

The Company has capital loss carryforwards of approximately $225,000 for which no future income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

The income tax expense or recovery differs from the amount computed by applying Canadian statutory rates to loss before income taxes for the following reasons:

	2004	2003	2002
	$	$	$

Current statutory income tax rate	35.5%	38.0%	40.0%

Income tax expense (benefit) at current statutory rates	58,891	(5,509)	(125,255)
Increase (decrease) in taxes resulting from:
Large corporations tax	6,249	8,632	7,945
Non-taxable portion of foreign exchange losses and amounts on sale/write-down of assets and investments	1,656	5,268	18,659
Writedown of non-deductible goodwill	–	19,000	–
Valuation allowance	22,932	–	–
Effect of future tax rate reductions	(14,089)	–	–
Originating temporary differences recorded at future tax rates expected to be in effect when realized	(610)	1,620	16,626
Other	(297)	1,434	30

Income tax expense (recovery)	74,732	30,445	(81,995)

Significant components of the provision for income taxes are as follows:

	2004	2003	2002
	$	$	$

Current tax expense	26,735	35,706	37,324
Future income tax expense (benefit) related to origination and reversal of temporary differences	39,154	(5,261)	(119,319)
Future income tax expense resulting from rate changes and valuation allowance	8,843	–	–

Income tax expense (recovery)	74,732	30,445	(81,995)

Current and future income taxes payable have been reduced by the benefit of income tax deductions attributable to dividends on equity instruments, considered as interest for income tax purposes, and equity issue costs in the amount of $22,584 (2003 – $24,634; 2002 – $28,656). The income tax benefits have been credited to equity in each respective year.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

15.     BUSINESS SEGMENT INFORMATION

The Company provides cable television services, high-speed Internet access and Internet infrastructure services (“Cable”); DTH (Star Choice) satellite and satellite distribution services (“Satellite Services”). All of these operating segments are located in Canada except for two small US cable television systems acquired in the Moffat acquisition, which were sold effective June 30, 2003.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates divisional performance based on service revenue and service operating income before charges such as amortization, restructuring costs, recoveries on litigation, litigation settlements and inventory write-downs.

	2004

		Satellite

	Cable	DTH	Satellite Services	Total	Total
	$	$	$	$	$

Service revenue – total	1,494,176	510,386	96,543	606,929	2,101,105
Inter segment	(2,607)	(4,749)	(14,000)	(18,749)	(21,356)

	1,491,569	505,637	82,543	588,180	2,079,749

Service operating income before amortization and litigation settlement	779,579	111,150	41,690	152,840	932,419

Litigation settlement					(6,484)

Service operating income before amortization					925,935

Service operating income as % of external revenue	52.3%	22.0%	50.5%	26.0%	44.5%

Interest(1)	174,988	n/a	n/a	44,484	219,472

Cash taxes(1)	25,043	n/a	n/a	1,692	26,735

Segment assets	5,842,338	926,478	558,402	1,484,880	7,327,218

Corporate assets					229,686

Total assets					7,556,904

Capital expenditures and equipment subsidies by segment
Capital expenditures	223,665	11,656	(886)	10,770	234,435
Equipment subsidies	43,448	89,263	–	89,263	132,711

	267,113	100,919	(886)	100,033	367,146

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment					256,136
Additions to equipment costs (net)					132,711

Total of capital expenditures and equipment subsidies per Consolidated Statements of Cash Flows					388,847
Decrease (increase) in working capital related to capital expenditures					2,097
Less: Partnership capital expenditures(2)					(18,373)
Less: IRU prepayments(3)					(1,420)
Less: Satellite services equipment profit(4)					(4,005)

Total capital expenditures and equipment subsidies reported by segments					367,146

See notes following 2002 business segment table.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

	2003

		Satellite

	Cable	DTH	Satellite Services	Total	Total
	$	$	$	$	$

Service revenue – total	1,462,440	455,343	106,413	561,756	2,024,196
Inter segment	(2,607)	(5,167)	(18,001)	(23,168)	(25,775)

	1,459,833	450,176	88,412	538,588	1,998,421

Service operating income before amortization, restructuring charges and DTH inventory write-down	727,458	52,814	38,619	91,433	818,891

Satellite restructuring charge					(4,850)
Corporate restructuring charge					(4,000)
DTH write-down of inventory					(4,400)
Recovery of Cable litigation accrual					12,000

Service operating income before amortization					817,641

Service operating income as % of external revenue	49.8%	11.7%	43.7%	17.0%	40.9%

Interest(1)	190,002	n/a	n/a	69,700	259,702

Cash taxes(1)	34,809	n/a	n/a	897	35,706

Segment assets	5,891,064	1,002,951	587,085	1,590,036	7,481,100

Corporate assets					229,701

Total assets					7,710,801

Capital expenditures and equipment subsidies by segment
Capital expenditures	189,648	35,038	(2,531)	32,507	222,155
Equipment subsidies	67,628	95,248	–	95,248	162,876

	257,276	130,286	(2,531)	127,755	385,031

Reconciliation to Consolidated Statements of Cash flows
Additions to property, plant and equipment					257,683
Additions to equipment costs (net)					162,876

Total of capital expenditures and equipment subsidies per Consolidated Statements of Cash Flows					420,559
Decrease (increase) in working capital related to capital expenditures					(20,109)
Less: Partnership capital expenditures(2)					(10,976)
Less: Satellite services equipment profit(4)					(4,443)

Total capital expenditures and equipment subsidies reported by segments					385,031

See notes following 2002 business segment table.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

	2002

		Satellite

	Cable	DTH	Satellite Services	Total	Total
	$	$	$	$	$

Service revenue – total	1,369,379	362,546	110,198	472,744	1,842,123
Inter segment	(1,816)	(1,430)	(14,328)	(15,758)	(17,574)

	1,367,563	361,116	95,870	456,986	1,824,549

Service operating income (loss) before amortization and restructuring charge	608,916	(14,103)	40,203	26,100	635,016

Corporate restructuring charge					(4,600)

Service operating income before amortization					630,416

Service operating income (loss) as % of external revenue	44.5%	(3.9% )	41.9%	5.7%	34.6%

Interest(1)	196,120	n/a	n/a	71,203	267,323

Cash taxes(1)	36,523	n/a	n/a	801	37,324

Segment assets	6,557,123	1,050,007	670,672	1,720,679	8,277,802

Corporate assets					344,259

Total assets					8,622,061

Capital expenditures and equipment subsidies by segment
Capital expenditures	630,879	80,558	15,712	96,270	727,149
Equipment subsidies	52,446	69,208	–	69,208	121,654

	683,325	149,766	15,712	165,478	848,803

Reconciliation to Consolidated Statements of Cash flows
Additions to property, plant and equipment					743,568
Additions to equipment costs (net)					121,654

Total of capital expenditures and equipment subsidies per Consolidated Statements of Cash Flows					865,222
Decrease (increase) in working capital related to capital expenditures					(11,555)
Less: Satellite services equipment profit(4)					(4,864)

Total capital expenditures and equipment subsidies reported by segments					848,803

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

(2)	Consolidated capital expenditures include the Company’s 38.3% proportionate share of the Partnership’s capital expenditures which the Company is required to proportionately consolidate (see note 1). As the Partnership is financed by its own credit facility with limited recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(3)	Prepayments on IRUs in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(4)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment subsidies as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

16.     COMMITMENTS AND CONTINGENCIES

Commitments

(i)	During 2001 the Company, through one of its subsidiaries, purchased 28 Ku-band transponders and leased 3 C-band transponders on the Anik F1 satellite from Telesat Canada (“Telesat”). The Company has posted a letter of credit with Telesat to secure the monthly lease payments for the term of the lease, which is five years. The posting of this letter of credit reduces the available funds that can be drawn under Cancom’s operating line of credit (see note 9). The Company, through another one of its subsidiaries, entered into an agreement with Telesat to purchase 16 Ku-band transponders on the Anik F2 satellite, which was launched in fiscal 2005, at a cost of $48,000. Under the terms of this agreement the Company made three cash deposits totalling $43,200 and made a final deposit of $4,800 upon acceptance, which occurred subsequent to year end. Under the Ku-band F2 transponder purchase agreements, the Company is committed to paying an annual transponder maintenance fee for each transponder acquired from the time the satellite becomes operational for a period of fifteen years.

(ii)	The Company has various long-term commitments for the maintenance of satellite transponders, lease of transmission facilities, and lease of premises as follows:

$

2005	94,883
2006	89,263
2007	85,253
2008	80,659
2009	75,716
Thereafter	483,657

909,431

Included in operating, general and administrative expenses are transponder maintenance expenses of $35,043 (2003 – $35,010; 2002 – $35,029) and rental expenses of $70,517 (2003 – $85,025; 2002 – $84,052).

Contingencies

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

Guarantees

In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and performance bonds with and to third parties. In addition, the Company has guaranteed a portion of the indebtedness of the Partnership.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Indemnities

Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.

The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2004 management believes it is remote that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of its subsidiaries as a group.

Irrevocable standby letters of credit and performance bonds

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and performance bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2004, the guarantee instruments amounted to $1,376. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements. The guarantee instruments mature at various dates in fiscal 2005 and 2006.

Indirect guarantee of indebtedness of another party

As described in Note 9, the Company has severally guaranteed $47,838 of the Partnership total credit facilities of $130,850, with Shaw’s portion being $18,338. The Partnership was formed by Shaw, Westbank Projects Corporation and Ledcor Industries to build a mixed-use structure, with office/retail space and living/working space in Coal Harbour, Vancouver. A subsidiary of Shaw will become one of the major tenants of the building as it will become Shaw’s headquarters for its Lower Mainland operations. The total cost of the project is anticipated to be approximately $149,000 and is financed primarily through the Partnership’s own credit facilities of $130,850 plus equity from the partners of approximately $18,790.

The terms of the loan guarantee are intended to preserve the structure of the Partnership’s separation from Shaw and payment would only be triggered if the Partnership failed to perform under its debt obligations. The Company anticipates that commercial construction of the building will be completed by

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

the fall of 2004 and at that time, the Partnership will enter into mortgage financing that will be collateralized by the property and the commercial rental income from the building, including rent paid by Shaw for its lease of office space in the tower. The proceeds from the financing will be used to repay a portion of the Partnership’s construction facility. The mortgage financing will have no recourse to the Company. Residential construction is expected to be completed in calendar 2005. Proceeds of over $115,000 from the sale of the residential units, which have been entirely pre-sold, will be utilized to repay the remaining construction facility and to pay Partnership distributions. Accordingly, as of August 2004, the Company believes it is remote that the loan guarantee would require any cash payment.

17.     PENSION PLAN

The Company has defined contribution pension plans and a defined benefit pension plan as described below:

Defined contribution pension plan

The Company has defined contribution pension plans for all non-union employees and contributes amounts based on earnings to a maximum of 5% and the amount deductible under the Income Tax Act. For union employees, the Company contributes amounts up to 7.5% of earnings to the individuals’ registered retirement savings plans. Pension costs in respect of these plans incurred during the year were $5,913 (2003 – $5,582; 2002 – $5,931).

Defined benefit pension plan

Effective September 1, 2002, the Company established a new non-contributory defined benefit pension plan for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three year average rate of pay during their years of service. Employees are not required to contribute to the plan. The plan is unfunded. The plan has remained unchanged since its initiation other than in fiscal 2004 when the plan was amended to limit survivor benefits which decreased the pension obligation by approximately $3.6 million. The table below shows the change in benefit obligations.

	2004	2003
	$	$

Accrued benefit obligation, beginning of year	47,718	30,543
Current service cost	1,743	1,546
Interest cost	3,202	2,166
Actuarial losses	9,495	10,063
Past service cost	–	3,400
Payment of benefits to employees	(270)	–

Accrued benefit obligation, end of year	61,888	47,718
Plan value of assets, end of year	–	–

Plan deficit, end of year	(61,888)	(47,718)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Reconciliation of accrued benefit obligation to balance sheet	2004	2003
accrued pension benefit liability:	$	$

Balance of unamortized pension obligation:
Unamortized past service costs	25,409	27,976
Unamortized actuarial loss	18,384	10,063

Balance of unamortized pension obligation	43,793	38,039

Accrued pension benefit liability recognized in balance sheet:
Accounts payable and accrued liability	1,162	270
Long-term liability	16,933	9,409

Balance of unamortized pension obligation	18,095	9,679

Accrued benefit obligation, end of year as above	61,888	47,718

The table below shows the significant weighted-average assumptions we used to measure the pension obligation.

	2004	2003
	%	%

Discount rate	6.25	6.50
Rate of compensation increase	3.00	3.00

The table below shows the components of the net benefit plan expense.

	2004	2003
	$	$

Current service cost	1,743	1,546
Interest cost	3,202	2,166
Amortization of past service costs	2,567	5,967
Amortization of actuarial loss	1,174	–

Pension expense	8,686	9,679

The table below shows the expected benefit payments in each of the next five fiscal years as actuarially determined, and in aggregate, for the five fiscal years thereafter:

$

2005	1,156
2006	1,150
2007	1,144
2008	1,137
2009	1,883
2010 – 2014	27,353

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

18.     RELATED PARTY TRANSACTIONS

The following sets forth transactions in which the Company and its affiliates, directors or executive officers are involved.

Normal course transactions

The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Corus Entertainment Inc. (“Corus”)

The Company and Corus are subject to common voting control. During the year, network fees of $90,537 (2003 – $87,957; 2002 – $98,211), advertising fees of $831 (2003 – $337; 2002 – $1,245) and programming fees of $1,129 (2003 – $1,414; 2002 – $967) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided cable system distribution access to Digital ADventure, the advertising division of Corus, for $243 (2003 – $240; 2002 – $761), administrative and other services to Corus for $1,488 (2003 – $1,486; 2002 – $1,539) and uplink of television signals to Corus for $4,546 (2003 – $3,372; 2002 – $5,233).

The Company provided Corus with television advertising spots in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

GT Group Telecom Inc. (“GT”)

On February 4, 2003, GT was reorganized resulting in the disposition of the Company’s interest. Accordingly, only transactions between the Company and GT up to that date are included as related party transactions.

GT has been granted an IRU relating to certain specifically identified existing fibers in the fiber optic cable networks of the Company for 30 to 60 years. The Company performed maintenance for GT in respect of the fiber subject to the IRU for $2,695 in 2003 and $4,803 in 2002, and provided GT with Internet services for $730 in 2003 and $6,456 in 2002. Leased circuit charges of $695 in 2003 and $3,696 in 2002 were paid to GT.

In addition, the Company paid GT $2,573 in 2002 for fiber and equipment for its distribution system.

Specialty Channels

The Company has equity interests in The Biography Channel (Canada) Corp., MSNBC Canada (Holdings) Inc. and Tech TV Canada Holdings Inc., all of which commenced commercial operations in January 2002. During the year, the Company paid network fees of $2,390 (2003 – $2,384; 2002 – $1,182) and provided uplink television signals for $598 (2003 – $621; 2002 – $730), in respect of these specialty channels.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Billing, Internet and satellite services

During the year, the Company provided customer billing services for $197 (2003 – $192; 2002 – $195), Internet services for $551 (2003 – $395; 2002 – $114), cable subscriber services for $154 (2003 – $149; 2002 – $35) and satellite distribution services for $75 (2003 – $72; 2002 – $72) to a company controlled by a Director of the Company.

Other

The Company has entered into certain transactions with companies, senior officers and directors of the Company and are as follows:

The Company acquired certain cable systems of Monarch Cablesystems Ltd. (“Monarch”) as described in note 2. Monarch is controlled by a Director of the Company. The Company also acquired a small cable system from another Director as described in note 2.

Under a policy of supporting employee and officer relocations, the Company has granted non-interest bearing loans for a period of five years collateralized by mortgages on the personal residences. Other loans have in the past been granted to executive officers in connection with their employment for periods ranging up to ten years. In 2002, two real estate properties, initially acquired by the Company, were sold to an officer of the Company for the greater of cost or fair market value. In 2002, a 10-year loan for an amount up to $6,000 was taken back as consideration and a mortgage on each of the properties is held as collateral. Effective June 25, 2003 the officer elected to pay interest at the greater of 4% and Revenue Canada’s quarterly prescribed interest rate for employee taxable benefits. Previously the loan was non-interest bearing. The effective interest rate on the loan has been 4% since June 25, 2003. At August 31, 2004, the total amount outstanding on all employee and officer loans was $6,899 (2003 – $7,299).

During the year, the Company settled certain indemnity claims relating to its purchase of a company. The vendors of the company were represented by a director of Shaw. Shaw received a net payment of $890 in respect of the settlement.

Through an investment in a partnership, Corus and Shaw each had an indirect holding in certain assets, primarily consisting of a real estate property which is being held for sale. In 2004, Shaw’s interest in the assets was transferred to Corus in exchange for cash of $253 and a promissory note of $1,140. The note will be repaid upon the sale of the property. As part of the transaction, Shaw and Corus entered into an agreement effective August 26, 2004 for Shaw’s use of the remaining assets for $20 per month. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The parties have agreed that the exchange amounts represent fair value consideration for the transactions.

In 2002, the Company sold its interest in WTN to Corus for $202,500 (see note 2) and purchased Corus Viewers Choice, the Western Canadian pay-per-view service from Corus, for $33,000 (before costs of acquisition). Corus paid interest of $2,440 to Shaw on settlement of final amounts owing in respect of the sale of WTN.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

19.     FINANCIAL INSTRUMENTS

Fair values

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and liabilities approximates their carrying amount due to their short-term nature.

(ii)	Investments and other assets

a)	The fair value of publicly traded shares included in this category is determined by the closing market values for those investments. The fair value of investments subject to forward sale agreements, which are pledged as collateral for the Zero Coupon Loan and match the maturity of the loan, are valued at the proceeds received on the loan plus accrued interest thereon.

b)	The carrying value of other investments in this category approximates their fair value.

(iii)	Long -term debt

a)	The carrying value of bank loans approximates their fair value because interest charges under the terms of the bank loans are based upon current Canadian bank prime and bankers’ acceptance rates and on US bank base and LIBOR rates.

b)	The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Derivative financial instruments

The fair value of interest and cross-currency interest exchange agreements and US currency contracts is based upon quotations by the counterparties to the agreements.

The estimated fair values of long-term debt and related derivative financial instruments are as follows:

	2004		2003

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
	$	$	$	$

Long-term debt	2,650,680	2,823,790	2,917,068	2,953,902
Derivative financial instruments –
Interest exchange agreements	–	17,395	–	26,590
Cross-currency interest rate exchange agreements	–	215,598	–	131,636
US currency purchase and purchase option contracts	–	17,167	–	10,531

	2,650,680	3,073,950	2,917,068	3,122,659

A hypothetical one percentage point decrease in interest rates would have the effect of increasing the estimated fair value of the Company’s debt instruments to $3.2 billion at August 31, 2004 (2003 – $3.2 billion).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Credit risks

Credit risks associated with interest and cross-currency interest exchange agreements and US currency contracts arise from the ability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. These risks are mitigated by dealing with major creditworthy financial institutions.

Accounts receivable are not subject to any significant concentrations of credit risk.

20.     STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Cash flow from operations

	2004	2003	2002
	$	$	$

Net income (loss)	90,909	(46,864)	(284,629)
Non-cash items:
Amortization –
Deferred IRU revenue	(12,098)	(11,984)	(11,517)
Deferred equipment revenue	(82,711)	(91,863)	(96,499)
Deferred equipment cost	229,013	251,103	244,640
Deferred charges	7,796	21,125	22,991
Property, plant and equipment	403,395	413,381	409,335
Future income tax expense (recovery)	47,997	(5,261)	(119,319)
Write-down of investments	651	15,000	330,466
Gain on redemption of SHELS	–	(119,521)	(218,327)
Gain on sale of investments	(356)	(1,957)	(2,321)
Losses on sale of satellite assets	–	3,800	1,281
Dilution loss on issuance of stock by equity investee	–	–	571
Equity loss on investees	250	1,921	53,487
Debt restructuring costs	2,598	10,634	–
Foreign exchange (gain) loss on unhedged long-term debt	(3,963)	(32,617)	1,658
Loss on sale and write-down of assets	–	124,674	–
Stock option expense	412	–	–
Defined benefit pension plan	7,524	9,409	–
Other	3,353	3,195	292

Cash flow from operations	694,770	544,175	332,109

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

(ii)	Changes in non-cash working capital balances related to operations include the following:

	2004	2003	2002
	$	$	$

Accounts receivable	24,865	49,864	6,082
Prepaids and other	(144)	3,369	1,568
Accounts payable and accrued liabilities	1,067	(76,494)	(38,682)
Income taxes payable/recoverable	5,322	8,655	18,737
Unearned revenue	5,073	8,872	15,598

	36,183	(5,734)	3,303

(iii)	Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	2004	2003	2002
	$	$	$

Interest	213,326	272,110	257,609
Income taxes	51	3,151	(10,443)

(iv)	Non-cash transactions

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2004	2003	2002
	$	$	$

Class B Non-Voting shares issued on acquisitions [note 2]	65,000	–	–

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

21.     UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

(a)    Reconciliation to accounting principles generally accepted in the United States

	2004	2003	2002
	$	$	$

Net income (loss) using Canadian GAAP	90,909	(46,864)	(284,629)
Add (deduct) adjustments for:
Deferred charges (2)	14,424	(9,849)	35,594
Foreign exchange gains (3)	22,899	54,527	1,370
Equity in losses of investees (4)	–	2,001	(19,901)
Entitlement payments on equity instruments (8)	(62,302)	(64,827)	(70,551)
Adjustment to write-down of GT Group Telecom Inc. (11)	–	–	28,374
Income tax effect of adjustments	15,724	18,005	13,631
Effect of future income tax rate reductions on differences	(534)	–	–

Net income (loss) using US GAAP	81,120	(47,007)	(296,112)

Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	(38)	(1,031)	1,513
Unrealized gains on available-for-sale securities, net of tax (7)
Unrealized holding gains arising during the year	5,456	1,361	59,406
Less: reclassification adjustments for gains included in net income	(1,055)	(95,879)	(180,425)

	4,363	(95,549)	(119,506)
Adjustment to fair value of derivatives (9)	(67,408)	(224,341)	53,293
Foreign exchange gains on hedged long-term debt (10)	57,704	136,975	–
Minimum liability for pension plan (13)	(3,864)	(1,928)	–
Effect of future income tax rate reductions on differences	(63)	–	–

	(9,268)	(184,843)	(66,213)

Comprehensive income (loss) using US GAAP	71,852	(231,850)	(362,325)

Earnings (loss) per share – basic and diluted
Net income (loss) per share using US GAAP	0.35	(0.20)	(1.28)
Comprehensive income (loss) per share using US GAAP	0.31	(1.00)	(1.56)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Balance sheet items using US GAAP

	2004		2003

	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (7)	43,965	72,998	49,415	74,758
Deferred charges (2)(10)(12)(13)	267,439	147,353	293,065	161,122
Broadcast licenses (1)(5)(6)	4,685,582	4,660,348	4,627,728	4,602,494
Other long-term liability (13)	16,933	51,345	9,409	40,397
Deferred credits (10)(12)	898,980	674,718	850,991	696,884
Derivatives instruments liability (9)	–	250,160	–	168,757
Future income taxes	982,281	943,531	939,281	896,263
Long-term debt (8)	2,344,025	3,037,603	2,645,548	3,363,685
Shareholders’ equity	2,492,018	1,660,593	2,498,665	1,646,074

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	2004	2003
	$	$

Shareholders’ equity using Canadian GAAP	2,492,018	2,498,665
Amortization of intangible assets (1)	(124,179)	(123,542)
Deferred charges (2)	(35,817)	(44,973)
Equity in loss of investees (4)	(35,710)	(36,202)
Gain on sale of subsidiary (5)	15,309	13,822
Gain on sale of cable systems (6)	47,745	47,501
Equity instruments (3)(8)	(688,520)	(709,540)
Accumulated other comprehensive income	(9,809)	825
Cumulative translation adjustment	(444)	(482)

Shareholders’ equity using US GAAP	1,660,593	1,646,074

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

Included in shareholders’ equity under US GAAP is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income (loss) is comprised of the following:

	2004	2003
	$	$

Unrealized foreign exchange gain on translation of self-sustaining foreign operations	444	482
Unrealized gains on investments (7)	23,880	20,721
Fair value of derivatives (9)	(199,622)	(131,698)
Foreign exchange gains on hedged long-term debt (10)	171,296	113,248
Minimum liability for pension plan (13)	(5,807)	(1,928)

	(9,809)	825

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangible assets

Until September 1, 2001, under Canadian GAAP amounts allocated to broadcast licenses were amortized using an increasing charge method which commenced in 1992. Under US GAAP, these intangibles were amortized on a straight-line basis over forty years. Effective September 1, 2001, broadcast licenses are considered to have an indefinite life and are no longer amortized under Canadian and US GAAP.

(2)	Deferred charges

Marketing costs to launch new services and equipment subsidies are deferred and amortized under Canadian GAAP. Under US GAAP, these costs are expensed as incurred.

(3)	Foreign exchange gains (losses) on equity instruments

US GAAP requires exchange gains (losses) on translation of equity instruments treated as debt as described in item 8 below, to be included in income or expense.

(4)	Equity in loss of investees

The earnings of investees determined under Canadian GAAP have been adjusted to reflect US GAAP.

Under Canadian GAAP, the investment in Star Choice was accounted for using the cost method until CRTC approval was received for the acquisition. When the Company received CRTC approval, the amount determined under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under US GAAP, equity accounting for the investment was applied retroactively to the date the Company first acquired shares in Star Choice.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

(5)	Gain on sale of subsidiary

In 1997, the Company acquired a 54% interest in Star Choice in exchange for the shares of HomeStar Services Inc., a wholly-owned subsidiary at that time. Under Canadian GAAP the acquisition of the investment in Star Choice was a non-monetary transaction that did not result in the culmination of the earnings process, as it was an exchange of control over similar productive assets. As a result, the carrying value of the Star Choice investment was recorded at the book value of assets provided as consideration on the transaction. Under US GAAP the transaction would have been recorded at the fair value of the shares in HomeStar Services Inc. This would have resulted in a gain on disposition of the consideration the Company exchanged for its investment in Star Choice and an increase in the acquisition cost for Star Choice.

(6)	Gain on sale of cable systems

The gain on sale of cable systems determined under Canadian GAAP has been adjusted to reflect the lower net book value of broadcast licenses under US GAAP as a result of item (1) adjustments.

Under Canadian GAAP, no gain was recorded in 1995 on an exchange of cable systems with Rogers Communications Inc. on the basis that this was an exchange of similar productive assets. Under US GAAP the gain net of applicable taxes is recorded and amortization adjusted as a result of the increase in subscriber base upon the recognition of the gain.

(7)	Unrealized gains (losses) on investments

Under US GAAP, equity securities having a readily determinable fair value and not classified as trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income and reported as a separate component of shareholders’ equity net of related future income taxes. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Under Canadian GAAP, available-for-sale securities are carried at cost and written down only when there is evidence that a decline in value, that is other than temporary, has occurred.

(8)	Equity instruments

Equity instruments are classified as equity under Canadian GAAP and interest thereon net of taxes is recorded as dividends. Under US GAAP, these instruments would be classified as debt and interest thereon recorded as interest expense.

(9)	Derivative instruments and hedging activities

Under US GAAP, all derivatives are recognized in the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. Derivatives that are hedges are adjusted through income or other comprehensive income until the hedged item is recognized in income depending on the nature of the hedge. Under Canadian GAAP, only speculative derivative financial instruments are recognized in the balance sheet.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2004, 2003 and 2002

[all amounts in thousands of Canadian dollars except per share amounts]

(10)	Foreign exchange gains (losses) on hedged long-term debt

Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in comprehensive income (loss) for US GAAP.

(11)	Adjustment to write-down of GT Group Telecom Inc.

Write-down of GT Group Telecom Inc. has been adjusted due to a lower investment carrying value under US GAAP.

(12)	Subscriber connection fee revenue and related costs

Subscriber connection fee revenue and related costs are deferred and amortized under Canadian GAAP. Under US GAAP, the revenue and costs are recognized into income and expense immediately.

(13)	Minimum liability for pension plan

The Company’s unfunded non-contributory defined benefit pension plan for certain of its senior executives has an accumulated benefit obligation of $52,507 (2003 – $40,667). Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income, net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

(b)	Stock-based compensation

For all common share options granted to employees up to August 31, 2003 the Company applied APB Opinion 25 “Accounting for Stock Issued to Employees” in accounting for common share options granted to employees and officers for US GAAP purposes. Pro forma disclosures of net income (loss) and net income (loss) per share are presented below as if the Company had adopted the cost recognition requirements under FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Pro forma disclosures are not likely to be representative of the effects on reported income for future years.

		2004	2003	2002
		$	$	$

Net income (loss), US GAAP	As reported	81,120	(47,007)	(296,112)
	Pro forma	64,424	(67,843)	(316,314)
Net income (loss) per share, US GAAP	As reported	0.35	(0.20)	(1.28)
	Pro forma	0.28	(0.29)	(1.36)

The fair value of common share options granted in 2004 was $3,038 (2003 – $1,491; 2002 – $11,978).

22.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

Shaw Communications Inc.

FIVE YEARS IN REVIEW
August 31, 2004

	2004	2003(1)	2002(1)	2001(1)	2000(1)

($000’s except per share amounts)
Service revenue
Cable	1,491,569	1,459,833	1,367,563	1,120,244	880,702
DTH	505,637	450,176	361,116	257,912	31,256
Satellite	82,543	88,412	95,870	97,695	16,650
FiberLink	–	–	–	–	20,756

	2,079,749	1,998,421	1,824,549	1,475,851	949,364

Service operating income (loss)(2)
Cable	779,579	727,458	608,916	470,700	391,874
DTH	111,150	52,814	(14,103)	(58,512)	(5,970)
Satellite	41,690	38,619	40,203	44,898	3,251
FiberLink	–	–	–	–	7,321
Corporate restructuring and inventory write-down	–	(13,250)	(4,600)	–	–
Litigation settlements	(6,484)	12,000	–	–	–

	925,935	817,641	630,416	457,086	396,476

Net income (loss)	90,909	(46,864)	(284,629)	(156,067)	144,226

Earnings (loss) per share – basic and diluted	0.22	(0.38)	(1.41)	(0.89)	0.59

Cash flow from operations(3)	694,770	544,175	332,109	210,514	237,789

Balance sheet
Total assets	7,556,904	7,710,801	8,622,061	8,891,329	6,506,416
Long-term debt (including current portion)	2,650,680	2,917,068	3,469,637	3,010,348	1,777,654

Cash dividends declared per share
Class A	0.155	0.045	0.045	0.045	0.040
Class B	0.160	0.050	0.050	0.050	0.045

(1)	Prior year results have been restated to reflect adoption of EIC 141 “Revenue Recognition” (see Note 1 to Consolidated Financial Statements).

(2)	See Key performance drivers on page 6.

(3)	Cash flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Shaw Communications Inc.

SHAREHOLDERS’ INFORMATION
August 31, 2004

Share Capital and Listings

The Company is authorized to issue an unlimited number of Class A participating and Class B Non-Voting participating shares. At August 31, 2004, the Company had 11,359,932 Class A Shares and 220,109,372 Class B Non-Voting Shares outstanding. The Class A Shares are listed on the TSX Venture Stock Exchange under the symbol SJR.A. The Class B Non-Voting Shares are listed on The Toronto Stock Exchange under SJR.NV.B and on the New York Stock Exchange under the symbol SJR. The 8.45% Series A and 8.50% Series of Preferred Securities (COPrS) are listed on the New York Stock Exchange under SJRPRA and SJRPRB respectively. The 8.875% Preferred Securities are listed on The Toronto Stock Exchange under SJR.PR.A.

Trading Range of Class B Non-Voting Shares on The Toronto Stock Exchange

			Total
Quarter	High Close	Low Close	Volume

September 1, 2003 to August 31, 2004
First	20.14	15.95	44,876,600
Second	23.24	19.21	34,431,400
Third	24.25	20.27	31,140,400
Fourth	24.31	19.58	19,728,900

Closing price, August 31, 2004	20.40		130,177,300

Share Splits

There have been three splits of the Company’s shares – February 7, 2000 (2 for 1), May 18, 1994 (2 for 1), and September 23, 1987 (3 for 1). In addition, as a result of the Arrangement referred to in the Management Information Circular dated July 22, 1999, a Shareholder’s Adjusted Cost Base (ACB) was reduced for tax purposes. For details on the calculation of the revised ACB, please refer to the Company’s September 1, 1999 and September 13, 1999 press releases on Shaw’s Investor Relations website at www.shaw.ca/investors.

Shaw Communications Inc.

CORPORATE INFORMATION
August 31, 2004

FURTHER
DIRECTORS	SENIOR OFFICERS	CORPORATE OFFICE	INFORMATION
JR Shaw(4)
Executive Chair,
Shaw Communications Inc.

Adrian Burns(3)
Corporate Director

James F. Dinning(1)
Executive Vice President
TransAlta Corporation

George F. Galbraith (1)(4)
Corporate Director

Ronald V. Joyce(4)
Senior Chairman and
Co-Founder
The TDL Group

Charles V. Keating(3)
Corporate Director

Rt. Hon. Donald F. Mazankowski(3)(4)
Corporate Director

Michael O’Brien(1)
Corporate Director

Harold A. Roozen(1)
President and Chief
Executive Officer,
CCI Thermal
Technologies Inc.

Jeffrey Royer(2)(4)
Corporate Director

Bradley S. Shaw
Senior Vice President,
Operations, Cable

Jim Shaw
Chief Executive Officer
Shaw Communications Inc.

J.C. Sparkman(2)(4)
Corporate Director

John S. Thomas(3)
President, Delta Cable
Communications Ltd. &
Coast
Cable Communications Ltd.

Willard (Bill) H. Yuill (2)
Chairman
The Monarch Corporation	JR Shaw
Executive Chair

Jim Shaw
Chief Executive Officer

Jackie L. Altwasser
Vice President, Finance

Peter J. Bissonnette
President

Michael D’Avella
Senior Vice President, Planning

Robert A. (Randy) Elliot
Senior Vice President,
Technical Operations
Shaw Cablesystems G.P.

Bradley S. Shaw
Senior Vice President,
Operations, Cable

Ken C.C. Stein
Senior Vice President
Corporate and Regulatory Affairs

David Taniguchi
Senior Counsel and Assistant
Corporate Secretary

Steve Wilson
Senior Vice President and
Chief Financial Officer

CORPORATE SECRETARY:
Douglas J. Black, Q.C.

HONORARY SECRETARY:
Louis Desrochers, CM, AOE, QC, LLD
(1) Audit Committee
(2) Human Resources Committee
(3) Corporate Governance Committee
(4) Executive Committee	Shaw Communications Inc.
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta
T2P 4L4
Tel: (403) 750-4500
Facsimile (403) 750-4501
Website www.shaw.ca

CORPORATE GOVERNANCE
Information concerning Shaw’s corporate governance policies are contained in the Information Circular and is also available by contacting the Company.

INTERNET HOME PAGE
Shaw’s Annual Report, Annual Information Form, Quarterly Reports, Press Releases and other relevant investor relations information are available electronically on the Internet at www.shaw.ca.

AUDITORS
Ernst & Young LLP

PRIMARY BANKER
The Toronto-Dominion Bank

TRANSFER AGENTS
CIBC Mellon Trust Company
Calgary
1-800-387-0825

Chase Mellon Shareholder
Services, L.L.C.,
New York
1-800-526-0801

DEBENTURE TRUSTEES
Computershare Trust
Company of Canada
100 University Avenue,
9th Floor
Toronto, ON M5J 2Y1
service@computershare.com
Phone 1-800-564-6253
Fax 1-888-453-0330/
416-263-9394

Bank of New York
101 Barclay Street, Floor 21F
New York, N.Y. 10288
Phone 1-800-438-5473
Fax: 212-815-5802
Financial analysts, portfolio managers, other investors and interested parties may contact the Company at (403) 750-4500 or visit Shaw’s website at www.shaw.ca for further information.

To receive additional copies of the Annual Report for Shaw Communications Inc., please fax your request to (403) 750-7469 or email angela.haigh@sjrb.ca

For further inquiries relating to Shaw’s philanthropic practices, please call (403) 750-7498.

All trademarks used in this annual report are used with the permission of the owners of such trademarks.

630 – 3rd Avenue S.W.

Suite 900
Calgary, Alberta
T2P 4L4